==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  -----------

                                  SCHEDULE TO

                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 2)
                                  -----------

                         ImClone Systems Incorporated
                      (Name of Subject Company (Issuer))

                         Bristol-Myers Squibb Company
                    Bristol-Myers Squibb Biologics Company
                     (Names of Filing Persons (Offerors))

                                  -----------

                    Common Stock, Par Value $.001 per Share
                        (Title of Class of Securities)

                                  -----------

                                   45245W109
                     (CUSIP Number of Class of Securities)

                                  -----------

                         Bristol-Myers Squibb Company
                                345 Park Avenue
                           New York, New York 10154
                           Telephone: (212) 546-4000
                        Attention: Corporate Secretary

                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                           behalf of filing persons)

                                  Copies to:
                              Susan Webster, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                         New York, New York 10019-7475
                           Telephone: (212) 474-1000

                                  -----------


[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

     This Amendment No. 2 amends the Tender Offer Statement on Schedule TO initially filed on September 28, 2001, as amended by Amendment No. 1 filed on October 12, 2001 (the "Schedule TO"), by Bristol-Myers Squibb Biologics
Company, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation ("Parent"), to purchase up to 14,392,003 of the outstanding shares of common stock, par value $.001 per share (the "Shares"), of ImClone Systems Incorporated, a Delaware corporation (the "Company"), at a purchase price of $70.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 28, 2001.

ITEM 12.  EXHIBITS

*(d)(3) Development, Promotion, Distribution and Supply Agreement dated as of September 19, 2001 among Parent, E.R. Squibb & Sons, L.L.C. and the Company. (to replace Exhibit (d)(3) to the Schedule TO filed with the Securities and Exchange Commission ("Commission") on September 28, 2001)

* This revised agreement shall be deemed to replace, in all references in the Schedule TO, the Development, Promotion, Distribution and Supply Agreement dated as of September 19, 2001, which was previously filed as Exhibit (d)(3) to the Schedule TO. Certain provisions of this agreement have been omitted pursuant to an application for confidential treatment filed with the Commission by Parent, the Purchaser and the Company pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Bristol-Myers Squibb Biologics Company

                                       By: /s/ Sandra Leung
                                           -----------------------------------
                                           Name:  Sandra Leung
                                           Title: Vice President and Secretary


                                       Bristol-Myers Squibb Company

                                       By: /s/ Frederick S. Schiff
                                           -----------------------------------
                                           Name:  Frederick S. Schiff
                                           Title: Senior Vice President and
                                                  Chief Financial Officer

Dated: October 26, 2001

                               INDEX TO EXHIBITS

* *(a)(1)(A)   Offer to Purchase dated September 28, 2001.

**(a)(1)(B)    Recommendation Statement on Schedule 14D-9 of the Company dated
               September 28, 2001 (incorporated by reference to Schedule 14D-9 filed with the Commission by the Company on September 28,
               2001).
 **(a)(1)(C)   Letter of Transmittal.
 **(a)(1)(D)   Notice of Guaranteed Delivery.

 **(a)(1)(E)   Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.

 **(a)(1)(F)   Letter to Clients for use by Brokers, Dealers, Banks, Trust
               Companies and Other Nominees.

 **(a)(1)(G)   Guidelines for Certification of Taxpayer Identification Number
               on Substitute Form W-9.

 **(a)(1)(H)   Press Release issued by Parent on September 19, 2001.

 **(a)(1)(I)   Summary Advertisement published September 28, 2001.

**(a)(1)(J)    Letter to Stockholders of the Company from the President and
               Chief Executive Officer of the Company dated September 28,
               2001.

**(a)(1)(K)    Form of Notice of Conditional Exercise.

**(a)(1)(L)    Instructions for Conditional Exercise.

**(a)(1)(M)    Memorandum to Eligible Option Holders.

**(a)(5)(A)    Advertisement as published in the Wall Street Journal on
               October 11, 2001.

(b)            Not applicable.

**(d)(1) Acquisition Agreement dated as of September 19, 2001, among Parent, the Purchaser and the Company.

*(d)(2)        Stockholder Agreement
               dated as of September 19, 2001, among Parent, the Purchaser and the Company.

**(d)(3) Development, Promotion, Distribution and Supply Agreement dated as of September 19, 2001 among Parent, E.R. Squibb & Sons, L.L.C. and the Company.

**(d)(4) Confidentiality Agreement dated May 19, 2001 between Parent and the Company.

**(d)(5) Letter Agreement dated September 19, 2001 between Parent and Dr. Harlan Waksal.

**(d)(6) Letter Agreement dated September 19, 2001 between Parent and Samuel Waksal, Ph.D.

(g)            Not applicable.

(h)            Not applicable.


* Filed herewith; certain portions of this agreement have been omitted pursuant to an application for confidential treatment filed with the Commission by Parent, the Purchaser and the Company pursuant to Rule 24b-2, under the Exchange Act.

**    Previously filed.

[NOTE: CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN MARKED TO INDICATE THAT CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR SUCH PORTIONS BY BRISTOL-MYERS SQUIBB COMPANY, BRISTOL-MYERS SQUIBB BIOLOGICS COMPANY AND IMCLONE SYSTEMS INCORPORATED. THESE PORTIONS HAVE BEEN MARKED WITH TWO ASTERISKS ENCLOSED IN BRACKETS (i.e., [**]). THE CONFIDENTIAL PORTIONS HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.]

                            DEVELOPMENT, PROMOTION,

                       DISTRIBUTION AND SUPPLY AGREEMENT

                                     AMONG

                           E. R. SQUIBB & SONS, LLC,


                         BRISTOL-MYERS SQUIBB COMPANY,

                                      AND

                         IMCLONE SYSTEMS INCORPORATED

                                  DATED AS OF

                              September 19, 2001

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.

                               TABLE OF CONTENTS
                               -----------------

                                                                          Page
                                                                          ----

1.   DEFINITIONS.............................................................2

     1.1      Accelerated Arbitration Provisions.............................2
     1.2      Acquiring Party................................................2
     1.3      Acquisition Agreement..........................................2
     1.4      Acquisition Subsidiary.........................................2
     1.5      Affiliate......................................................2
     1.6      Alliance Manager...............................................2
     1.7      Allocable Overhead.............................................2
     1.8      Allowable Failure Rate.........................................2
     1.9      Antitrust Injunction...........................................2
     1.10     API............................................................2
     1.11     Audited Party..................................................2
     1.12     Auditing Party.................................................2
     1.13     Base Case Projections..........................................3
     1.14     BLA Filing Date................................................3
     1.15     BMS............................................................3
     1.16     BMS Dilution Event.............................................3
     1.17     BMS Sell-Down..................................................3
     1.18     Breaching Party................................................3
     1.19     Clinical Budget................................................3
     1.20     Clinical Development Plan......................................3
     1.21     Committee......................................................3
     1.22     Common Stock...................................................3
     1.23     Company........................................................3
     1.24     Company SEC Documents..........................................3
     1.25     cGMP...........................................................3
     1.26     Competing Product..............................................3
     1.27     Compound.......................................................3
     1.28     Confidential Information.......................................3
     1.29     Co-Promotion Option............................................4
     1.30     Co-Promotion Problem...........................................4
     1.31     Cost of Goods Sold.............................................4
     1.32     Critical Issue.................................................4
     1.33     Current Forecast...............................................4
     1.34     Development Costs..............................................4
     1.35     Distribution Costs.............................................4
     1.36     Distribution Fee...............................................4
     1.37     Effective Date.................................................4
     1.38     Equity Agreements..............................................4
     1.39     ERS............................................................4

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.

     1.40     ERS Inventions.................................................4
     1.41     ERS Obligations................................................4
     1.42     ERS Proposed Terms.............................................4
     1.43     FDA............................................................4
     1.44     Field..........................................................4
     1.45     Finance Committee..............................................4
     1.46     Financial Appendix.............................................5
     1.47     Finished Product..............................................5
     1.48     First Commercial Sale..........................................5
     1.49     First Offer Termination Date...................................5
     1.50     Fully Burdened Manufacturing Cost..............................5
     1.51     GAAP...........................................................5
     1.52     General and Administrative Costs...............................5
     1.53     Gross Profit...................................................5
     1.54     Inability to Supply............................................5
     1.55     IND............................................................5
     1.56     Indemnitee.....................................................5
     1.57     infringement...................................................5
     1.58     Indicative Marketing Budget....................................5
     1.59     Initial Regulatory Filing......................................5
     1.60     Invention......................................................5
     1.61     Joint Commercialization Committee or JCC.......................6
     1.62     Joint Executive Committee or JEC...............................6
     1.63     Joint Manufacturing Committee or JMC...........................6
     1.64     Know-How.......................................................6
     1.65     knowledge of the Company.......................................6
     1.66     Letter of Intent...............................................6
     1.67     Long-Term Inability to Supply..................................6
     1.68     Low Case Projections...........................................6
     1.69     Manufacturing Standards........................................6
     1.70     Marketing Budget...............................................6
     1.71     Marketing Costs................................................6
     1.72     Marketing Plans................................................6
     1.73     Merck Agreement................................................7
     1.74     Merck Entities.................................................7
     1.75     Net Sales......................................................7
     1.76     Non-Acquiring Party............................................7
     1.77     Non-Breaching Party............................................7
     1.78     Non-Registrational Studies.....................................7
     1.79     North America..................................................7
     1.80     Number of Days to Make Payment.................................7
     1.81     Offer..........................................................7
     1.82     Operating Profit or Loss.......................................7
     1.83     Other Compound.................................................7
     1.84     Other Operating Income/Expense.................................7

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.

     1.85     Partnering Relationships.......................................7
     1.86     Party..........................................................7
     1.87     Patents........................................................7
     1.88     Person.........................................................8
     1.89     Product........................................................8
     1.90     Product Development Committee or PDC...........................8
     1.91     Proposed Terms.................................................8
     1.92     Q1, Q2, Q3 and Q4..............................................8
     1.93     Registration...................................................8
     1.94     Registration Application.......................................8
     1.95     Registrational Studies.........................................8
     1.96     Regulatory Authority...........................................8
     1.97     Restricted Period..............................................8
     1.98     Sales Costs....................................................8
     1.99     Sales Force Guidelines.........................................8
     1.100    Shares.........................................................8
     1.101    Short-Term Inability to Supply.................................9
     1.102    Specifications.................................................9
     1.103    Stockholder Agreement..........................................9
     1.104    Subsidiary.....................................................9
     1.105    Summary Clinical Development Plan..............................9
     1.106    Technology.....................................................9
     1.107    Termination Date...............................................9
     1.108    Territory......................................................9
     1.109    Testing Methods................................................9
     1.110    Third Party....................................................9
     1.111    Third Party Change of Control Transaction......................9
     1.112    Third Party Manufacturer.......................................9
     1.113    Trademarks.....................................................9
     1.114    United States or U.S...........................................9
     1.115    Valid Claim....................................................9
2.   MANAGEMENT.............................................................10
     2.1      Joint Executive Committee.....................................10
     2.2      Finance Committee.............................................12
     2.3      Product Development Committee.................................13
     2.4      Joint Commercialization Committee.............................14
     2.5      Joint Manufacturing Committee.................................16
     2.6      Minutes of Committee Meetings.................................17
     2.7      Term..........................................................18
     2.8      Expenses......................................................18
     2.9      Alliance Managers.............................................18
3.   GRANT OF RIGHTS........................................................19
     3.1      Rights Granted to ERS.........................................19
     3.2      Restrictions on the Company...................................19
     3.3      License to ERS Inventions.....................................19

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.

     3.4      Trademarks; Logos.............................................19
     3.5      Right of First Offer to ERS Regarding the Other Compound......20
     3.6      Right of First Negotiation of ERS Regarding Partnering
              Transactions..................................................21
     3.7      Negotiation of Services.......................................21
     3.8      Restrictions on Competing Products............................21
     3.9      The Company's Right to Develop and Market Products............22
4.   DEVELOPMENT AND REGULATORY MATTERS.....................................23
     4.1      Exchange of Data and Know-How.................................23
     4.2      Product Registrations.........................................24
     4.3      Scope of Clinical Development Plans and Clinical Budget.......24
     4.4      Transition of Clinical Studies................................26
     4.5      Conduct of Clinical Development Plans.........................26
     4.6      Funding of Clinical Development Plans.........................27
     4.7      IT Support....................................................28
     4.8      Delay of Initial Regulatory Filing............................28
     4.9      Suspension of Clinical Development Activities.................29
     4.10     Liability.....................................................29
5.   DISTRIBUTION AND PROMOTION.............................................29
     5.1      Generally.....................................................29
     5.2      Scope of Marketing Budget.....................................29
     5.3      ERS Responsibilities; Rights..................................30
     5.4      Marketing Plans...............................................30
     5.5      Promotional Materials and Activities..........................30
     5.6      The Company's Co-Promotion Right..............................31
     5.7      Distribution and Marketing Costs..............................32
6.   PAYMENTS...............................................................32
     6.1      Upfront Payments to the Company...............................32
     6.2      Milestone Payments to the Company.............................33
     6.3      Distribution Fees for North America...........................33
     6.4      Reduction in Distribution Fee for North America...............34
     6.5      Distribution Fees for Japan...................................34
     6.6      Allocation of Sales...........................................34
7.   PAYMENTS AND REPORTS...................................................34
     7.1      Payments......................................................34
     7.2      Reports.......................................................34
     7.3      Mode of Payment...............................................35
     7.4      Records Retention.............................................35
     7.5      Audit Request.................................................35
     7.6      Cost of Audit.................................................35
     7.7      No Non-Monetary Consideration for Sales.......................36
     7.8      Taxes.........................................................36
8.    MANUFACTURE AND SUPPLY................................................36
     8.1      Supply Obligations............................................36
     8.2      Supply of API; Processing of Finished Product.................37
     8.3      Forecasts.....................................................37

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.

     8.4      Orders for API................................................37
     8.5      Delivery......................................................38
     8.6      Purchase Price................................................39
     8.7      Conformity; Specifications; Quality Control...................39
     8.8      Acceptance/Rejection; Interim Replacement.....................40
     8.9      Third Party Manufacturers.....................................42
     8.10     Inventory Management..........................................43
     8.11     Shortage of Supply............................................43
     8.12     Inability to Supply...........................................43
9.   OWNERSHIP; PATENTS; TRADEMARKS.........................................45
     9.1      Ownership.....................................................45
     9.2      Maintenance of the Patents....................................45
     9.3      Patent Enforcement............................................46
     9.4      Infringement Action by Third Parties..........................47
10.  PUBLICATION; CONFIDENTIALITY...........................................48
     10.1     Notification..................................................48
     10.2     Review........................................................49
     10.3     Confidentiality; Exceptions...................................49
     10.4     Exceptions to Obligation......................................49
     10.5     Limitations on Use............................................50
     10.6     Remedies......................................................50
11.  REPRESENTATIONS AND WARRANTIES.........................................50
     11.1     Representations and Warranties of the Parties.................50
     11.2     Representations and Warranties of the Company.................51
     11.3     Representations and Warranties of ERS and BMS.................51
     11.4     Representations and  Warranties of BMS........................52
12.  RECALL; INDEMNIFICATION................................................52
     12.1     Investigation; Recall.........................................52
     12.2     Indemnification by ERS and BMS................................52
     12.3     Indemnification by the Company................................52
     12.4     Notice of Indemnification.....................................53
     12.5     Complete Indemnification......................................53
13.  TERM; TERMINATION......................................................53
     13.1     Term..........................................................53
     13.2     Termination for Cause.........................................53
     13.3     Termination by ERS............................................54
     13.4     Termination by the Company....................................54
     13.5     Termination in Connection With Additional Studies.............54
     13.5     Effect of Expiration or Termination...........................55
     13.6     Accrued Rights; Surviving Obligations.........................55
14.  FORCE MAJEURE..........................................................55
     14.1     Events of Force Majeure.......................................55
15.  ADDITIONAL COVENANTS OF BMS AND BMS GUARANTEE..........................56
     15.1     Additional Covenants of BMS...................................56
     15.2     BMS Guarantee.................................................56

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.

16.  MISCELLANEOUS..........................................................56
     16.1     Relationship of Parties.......................................56
     16.2     Assignment....................................................56
     16.3     Books and Records.............................................57
     16.4     Further Actions...............................................57
     16.5     Notice........................................................57
     16.6     Use of Name...................................................58
     16.7     Public Announcements..........................................58
     16.8     Waiver........................................................58
     16.9     Compliance with Law...........................................59
     16.10    Severability..................................................59
     16.11    Amendment.....................................................59
     16.12    Governing Law.................................................59
     16.13    Arbitration...................................................59
     16.14    Entire Agreement..............................................60
     16.15    Parties in Interest...........................................60
     16.16    Descriptive Headings..........................................61
     16.17    Counterparts..................................................61
Exhibit 1.13  BASE CASE PROJECTIONS.........................................63
Exhibit 1.46  FINANCIAL APPENDIX............................................64
Exhibit 1.68  LOW CASE PROJECTIONS..........................................70
Exhibit 1.87  PATENTS.......................................................71
Exhibit 2.1   JOINT EXECUTIVE COMMITTEE AND ALLIANCE MANAGERS...............72
Exhibit 4.3(A)CLINICAL BUDGET...............................................73
Exhibit 4.3(B)SUMMARY CLINICAL DEVELOPMENT PLAN FOR 2001-2004...............74
Exhibit 5.2(A)MARKETING BUDGET FOR 2001-2004................................75
Exhibit 5.2(B)INDICATIVE MARKETING BUDGET FOR 2005-2017.....................76
Exhibit 8.12(B)(i)BASE CASE CLINICAL SUPPLY AMOUNT..........................77
Exhibit 8.12(B)(ii)BASE CASE COMMERCIAL SUPPLY AMOUNT.......................78

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.

                            DEVELOPMENT, PROMOTION,
                       DISTRIBUTION AND SUPPLY AGREEMENT

     THIS DEVELOPMENT, PROMOTION, DISTRIBUTION AND SUPPLY AGREEMENT (this "Agreement"), dated as of September 19, 2001, is entered into by and among E.
R. SQUIBB & SONS, LLC, a limited liability company organized and existing under the laws of the State of Delaware, having offices located at Route 206 & Province Line Road, Princeton, New Jersey ("ERS"), BRISTOL-MYERS SQUIBB COMPANY, a corporation organized and existing under the laws of the State of Delaware, having offices located at Route 206 & Province Line Road, Princeton, New Jersey ("BMS") and IMCLONE SYSTEMS INCORPORATED, a corporation organized under the laws of the State of Delaware, having offices located at 180 Varick Street, New York, New York 10014 (the "Company").

                            PRELIMINARY STATEMENTS

     A. The Company owns, and/or has exclusive rights to, the Patents and Know-How in existence as of the Effective Date relating to the Compound.


     B. ERS and the Company desire to collaborate on the development and commercialization of Products using the Compound for application in the Field.


     C. ERS wishes to: (i) obtain the exclusive right to distribute, and the co-exclusive right to develop and promote (together with the Company), the Products in North America; (ii) obtain the co-exclusive right to develop, distribute and promote (together with the Company and the Merck Entities), the Products in Japan; and (iii) use the Company's registered trademarks for the Products in the Territory in connection with the foregoing, and the Company desires to grant such rights to ERS, on the terms and conditions set forth in this Agreement.

     D. ERS also wishes to purchase from the Company, and the Company wishes to supply to ERS, ERS's entire bulk requirements of API, on the terms and conditions set forth in this Agreement.

     E. Simultaneously with the execution of this Agreement, the Company, BMS and Bristol-Myers Squibb Biologics Company, a Delaware corporation and wholly owned subsidiary of BMS ("Acquisition Subsidiary"), are entering into an Acquisition Agreement (the "Acquisition Agreement"), pursuant to which, among other things, BMS and Acquisition Subsidiary shall commence a tender offer to acquire approximately 19.9% of the Company's outstanding Common Stock.

     F. Simultaneously with the execution of this Agreement, the Company, BMS and Acquisition Subsidiary are entering into a Stockholder Agreement (the "Stockholder Agreement", and together with the Acquisition Agreement, the "Equity Agreements"), pursuant to which, among other things, the Company, BMS and Acquisition Subsidiary have established certain governance arrangements among the Company, BMS and Acquisition Subsidiary.

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     NOW, THEREFORE, in consideration of the foregoing preliminary statements and the mutual agreements and covenants set forth herein, the Parties hereby agree as follows:

1. DEFINITIONS.

     As used in this Agreement, the following terms shall have the meanings set forth in this Section 1 unless context dictates otherwise:

     1.1 "Accelerated Arbitration Provisions" shall have the meaning assigned to such term in Section 16.13(b).

     1.2  "Acquiring  Party"  shall have the meaning  assigned to such term in
Section 3.8.

     1.3 "Acquisition Agreement" shall have the meaning assigned to such term in the preliminary statements.

     1.4 "Acquisition Subsidiary" shall have the meaning assigned to such term in the preliminary statements.

     1.5 "Affiliate" of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided that for purposes of this Agreement, neither the Company nor any of its Subsidiaries shall be deemed an Affiliate of ERS or BMS. For the purposes of this definition, "control" when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     1.6 "Alliance  Manager"  shall have the meaning  assigned to such term in
Section 2.9.

     1.7 "Allocable Overhead" shall have the meaning assigned to such term in the Financial Appendix.

     1.8 "Allowable Failure Rate" shall have the meaning assigned to such term in Section 8.8(c).

     1.9 "Antitrust Injunction" shall have the meaning assigned to such term in the Acquisition Agreement.

     1.10 "API" shall mean any Compound, in bulk form, for use as an active ingredient in the manufacture of Finished Products.

     1.11  "Audited  Party"  shall have the  meaning  assigned to such term in
Section 7.5.

     1.12  "Auditing  Party"  shall have the meaning  assigned to such term in
Section 7.5.

     1.13 "Base Case Projections" shall mean those base case financial projections for the Products for each of calendar years 2005 through 2017 attached to this Agreement as Exhibit 1.13.

     1.14 "BLA Filing  Date"  shall have the meaning  assigned to such term in
Section 4.1.

     1.15 "BMS" shall have the meaning assigned to such term in the introductory paragraph.

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     1.16 "BMS Dilution Event" shall have the meaning assigned to such term in the Stockholder Agreement.

     1.17 "BMS Sell-Down" shall have the meaning assigned to such term in the Stockholder Agreement.

     1.18  "Breaching  Party" shall have the meaning  assigned to such term in
Section 13.2(a).

     1.19  "Clinical  Budget" shall have the meaning  assigned to such term in
Section 4.3(a).

     1.20 "Clinical Development Plan" shall mean the definitive clinical development plan approved by the PDC pursuant to Section 4.3(b), and each subsequent definitive clinical development plan approved by the PDC pursuant to Section 4.3(e).

     1.21 "Committee" shall mean any of the JEC, the PDC, the JCC, the JMC and the Finance Committee and, when used in the plural, shall mean all of them or more than one of them, as the case may be.

     1.22 "Common Stock" shall mean the common stock, $.001 par value, of the Company.

     1.23 "Company" shall have the meaning assigned to such term in the introductory paragraph.

     1.24 "Company SEC Documents" shall have the meaning assigned to such term in the Acquisition Agreement.

     1.25 "cGMP" shall mean current Good Manufacturing Practice as defined in Parts 210 and 211 of Title 21 of the U.S. Code of Federal Regulations, as may be amended from time to time, or any successor thereto.

     1.26 "Competing Product" shall mean a product which has as its only mechanism of action an antagonism of the EGF receptor.

     1.27 "Compound" shall mean the compound known as IMC-C225, including without limitation all fully humanized or human version thereof, and all analogs, derivatives and/or improvements of any of the foregoing.

     1.28 "Confidential Information" shall have the meaning assigned to such term in Section 10.3.

     1.29 "Co-Promotion Option" shall have the meaning assigned to such term in Section 5.6.

     1.30 "Co-Promotion Problem" shall have the meaning assigned to such term in Section 5.6(e).

     1.31 "Cost of Goods Sold" shall have the meaning assigned to such term in the Financial Appendix.

     1.32 "Critical Issue" shall mean any matter that is subject to the decision-making authority of any Committee that is material and would cause a significant delay or inability to be responsive which would have a material adverse consequence to the clinical development, distribution, promotion or sale of the Products.

     1.33 "Current  Forecast" shall have the meaning  assigned to such term in
Section 8.4.


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     1.34 "Development Costs" shall have the meaning assigned to such term in the Financial Appendix.

     1.35 "Distribution Costs" shall have the meaning assigned to such term in the Financial Appendix.

     1.36 "Distribution Fee" shall mean the fees to be paid by ERS to the Company pursuant to Sections 6.3 and 6.5 in consideration for the rights granted to ERS by the Company with respect to North America and Japan, respectively.

     1.37 "Effective Date" shall mean the date set forth in the introductory paragraph of the Agreement.

     1.38 "Equity Agreements" shall have the meaning assigned to such term in the preliminary statements.

     1.39 "ERS" shall have the meaning assigned to such term in the introductory paragraph.

     1.40 "ERS  Inventions"  shall have the  meaning  assigned to such term in
Section 9.1.

     1.41 "ERS  Obligations"  shall have the meaning  assigned to such term in
Section 15.2.

     1.42 "ERS Proposed Terms" shall have the meaning assigned to such term in
Section 3.5(c).

     1.43 "FDA" shall mean the United States Food and Drug Administration, or any successor thereto.

     1.44 "Field" shall mean all pharmaceutical applications for human health.

     1.45 "Finance  Committee" shall have the meaning assigned to such term in
Section 2.1(b)(vii).

     1.46 "Financial Appendix" shall mean Exhibit 1.46 attached to this Agreement.

     1.47 "Finished Product" shall mean any formulation or dosage of Product in finished form, including, without limitation, any product labeling or other package inserts or materials required by the applicable Regulatory Authority(ies) and, when used in the plural, shall mean all formulations and dosages of Product in finished form, including, without limitation, all product labeling and other package inserts and materials required by the applicable Regulatory Authority(ies).

     1.48 "First Commercial Sale" shall mean the first sale of a Product to a Third Party by ERS or its Affiliates in any country in the Territory after all Registrations required to permit such sale have been granted, or such sale is otherwise permitted, by the Regulatory Authority in such country.

     1.49 "First  Offer  Termination  Date" shall mean the earlier to occur of
(i) the date which is the fifth anniversary of the Effective Date, and (ii) the date which is the first anniversary of a BMS Dilution Event.

     1.50 "Fully Burdened Manufacturing Cost" shall have the meaning assigned to such term in the Financial Appendix.


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     1.51 "GAAP" shall mean generally accepted accounting principles in the United States, consistently applied by the Party at issue.

     1.52 "General and Administrative Costs" shall have the meaning assigned to such term in the Financial Appendix.

     1.53 "Gross Profit" shall have the meaning assigned to such term in the Financial Appendix.

     1.54 "Inability to Supply" shall have the meaning assigned to such term in Section 8.12(b).

     1.55 "IND" shall mean any filing made with the Regulatory Authority in any country in the Territory for initiating clinical trials in such country, with respect to a Product.

     1.56 "Indemnitee" shall have the meaning assigned to such term in Section 12.4.

     1.57  "infringement"  shall  have the  meaning  assigned  to such term in
Section 9.3(a).

     1.58 "Indicative Marketing Budget" shall mean the indicative marketing budget attached as Exhibit 5.2(B).

     1.59 "Initial Regulatory Filing" shall mean the completed and submitted initial Registration Application for the initial Product with the FDA.

     1.60 "Invention" shall mean any new or useful process, manufacture, compound, composition of matter, improvements, discoveries, claims, formulae, processes, trade secrets, technologies and know-how (including confidential data and Confidential Information), to the extent relating to, derived from and useful for the manufacture, use or sale of a Compound or a Product (including, without limitation, the formulation, delivery or use thereof in the Field), including, without limitation, synthesis, preparation, recovery and purification processes and techniques, control methods and assays, chemical data, toxicological and pharmacological data and techniques, clinical data, medical uses, product forms and product formulations and specifications, whether patentable or unpatentable, that (except for purposes of the definitions of Know-How and Patents set forth herein in Sections 1.64 and 1.87, respectively) is conceived or first reduced to practice or demonstrated to have utility during the term of this Agreement.

     1.61 "Joint Commercialization Committee" or "JCC" shall have the meaning assigned to such term in Section 2.4(a).

     1.62 "Joint Executive Committee" or "JEC" shall have the meaning assigned to such term in Section 2.1(a).

     1.63 "Joint Manufacturing Committee" or "JMC" shall have the meaning assigned to such term in Section 2.5(a).

     1.64 "Know-How" shall mean any and all unpatented Inventions that are generated, owned or controlled by the Company at any time before or during the term of this Agreement to the extent relating to, derived from and useful for the manufacture of Finished Products from API, manufacture of API, or the use or sale of the Compounds or the Products in the Field in any country in the Territory.

     1.65  "knowledge  of  the  Company"  shall  mean  the  knowledge,   after
reasonable inquiry, of Samuel Waksal, Ph.D., Harlan Waksal, M.D., Daniel Lynch or John Landes.


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     1.66 "Letter of Intent"  shall have the meaning  assigned to such term in
Section 3.5(b).

     1.67 "Long-Term Inability to Supply" shall have the meaning assigned to such term in Section 8.12(d).

     1.68  "Low  Case  Projections"   shall  mean  those  low  case  financial
projections for the Products for each of calendar years 2005 through 2017 attached to this Agreement as Exhibit 1.68.

     1.69 "Manufacturing Standards" shall mean, with respect to the API or any Finished Product, cGMP and such additional manufacturing specifications or standards as may be established by mutual agreement of the Company and ERS from time to time.

     1.70 "Marketing Budget" shall mean the definitive marketing budget attached as Exhibit 5.2(A) and each subsequent marketing budget approved by the JCC in accordance with Section 5.2(c).

     1.71 "Marketing Costs" shall have the meaning assigned to such term in the Financial Appendix.

     1.72  "Marketing  Plans" shall have the meaning  assigned to such term in
Section 5.4.

     1.73 "Merck Agreement" shall mean that certain Development and License Agreement entered into by the Company and Merck KGaA on December 14, 1998, as amended and modified as of the date of this Agreement.

     1.74 "Merck Entities" shall mean Merck KGaA and its permitted affiliates, successors and assigns under the Merck Agreement.

     1.75 "Net Sales" shall have the meaning assigned to such term in the Financial Appendix.

     1.76 "Non-Acquiring Party" shall have the meaning assigned to such term in Section 3.8(b).

     1.77 "Non-Breaching Party" shall have the meaning assigned to such term in Section 13.2(b).

     1.78 "Non-Registrational Studies" shall have the meaning assigned to such term in Section 4.3(b).

     1.79 "North America" shall mean Canada and the United States.

     1.80 "Number of Days to Make Payment" shall mean (i) until the end of calendar year 2002, [**] days, (ii) during calendar year 2003, [**] days [**], as determined by the JCC prior to the end of calendar year 2002 making use of the previous 12 months data available as of October 31, 2002 and (iii) beginning with calendar year 2004 and thereafter, [**] days [**], as determined by the JCC prior to the end of each preceding calendar year making use of 12 months data available as of the end of the month of October of such preceding calendar year.

     1.81 "Offer" shall have the meaning assigned to such term in the Acquisition Agreement.

     1.82 "Operating Profit or Loss" shall have the meaning assigned to such term in the Financial Appendix.


                                       6


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     1.83 "Other Compound" shall mean that compound known as 2C6 anti-VEGF receptor monoclonal antibody (or any human, humanized or chimeric version thereof, or any substitute therefor).

     1.84 "Other Operating Income/Expense" shall have the meaning assigned to such term in the Financial Appendix.

     1.85 "Partnering Relationships" shall have the meaning assigned to such term in Section 3.6.

     1.86 "Party" shall mean the Company, ERS, or BMS, as the case may be, and, when used in the plural, shall mean the Company, ERS, and BMS.

     1.87 "Patents" shall mean the patents and patent applications set forth on Exhibit 1.87, together with any patents that may issue therefrom in any country in the Territory, and any other patents or patent applications in any country in the Territory owned by or exclusively licensed to the Company during the term of this Agreement that cover any Inventions to the extent relating to, derived from and useful for the manufacture, use or sale of the Compounds or the Products in the Field in any country in the Territory, including any and all extensions, renewals, continuations, continuations-in-part, divisions, patents-of-additions, reissues, supplementary protection certificates or foreign counterparts of any of the foregoing.

     1.88 "Person" shall mean an mean an individual or a corporation, partnership, association, trust, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     1.89 "Product" shall mean any prescription pharmaceutical product comprising a Compound, including any strength and packaging configuration of the final finished dosage form presentation, and any line extension thereof and, when used in the plural, shall mean all prescription pharmaceutical products comprising Compounds, including all strengths and packaging configurations of the final finished dosage form presentations, and any line extensions thereof.

     1.90 "Product Development Committee" or "PDC" shall have the meaning assigned to such term in Section 2.3(a).

     1.91  "Proposed  Terms"  shall have the meaning  assigned to such term in
Section 3.5(b).

     1.92 "Q1," "Q2," "Q3," and "Q4" shall have the meaning assigned to such term in Section 8.3.

     1.93 "Registration" shall mean, with respect to each country in the Territory, approval of the Registration Application for any Product filed in such country, including, where applicable outside of the United States, pricing or reimbursement approval by the Regulatory Authority in such country.

     1.94 "Registration Application" shall mean a Biologics License Application under the United States Federal Food, Drug and Cosmetics Act and the regulations promulgated thereunder, or a comparable filing for
Registration in a country, in each case with respect to a Product for application in the Field in the Territory.

     1.95 "Registrational Studies" shall have the meaning assigned to such term in Section 4.3(b).


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     1.96 "Regulatory Authority" shall mean the FDA in the U.S., and any health regulatory authority(ies) in any country in the Territory that is a counterpart to the FDA and holds responsibility for granting regulatory marketing approval for a Product in such country, and any successor(s) thereto.

     1.97 "Restricted Period" shall have the meaning assigned to such term in the Stockholder Agreement.

     1.98 "Sales Costs" shall have the meaning assigned to such term in the Financial Appendix.

     1.99 "Sales Force Guidelines" shall have the meaning assigned to such term in Section 5.6(d).

     1.100 "Shares" shall mean shares of Common Stock.

     1.101 "Short-Term Inability to Supply" shall have the meaning assigned to such term in Section 8.12(c).

     1.102 "Specifications" shall mean, with respect to API, the specifications for such API as agreed upon by the Company and ERS, in consideration of the regulatory requirements in each country in the Territory, as may be amended from time to time.

     1.103 "Stockholder Agreement" shall have the meaning assigned to such term in the preliminary statements.

     1.104 "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

     1.105 "Summary Clinical Development Plan" shall mean the summary clinical development plan attached as Exhibit 4.3(B), and each subsequent summary clinical development plan approved by the PDC pursuant to Section 4.3(d).

     1.106   "Technology"   shall  mean  the  Valid   Claims   and   Know-How,
collectively.

     1.107 "Termination Date" shall have the meaning assigned to such term in the Acquisition Agreement.

     1.108 "Territory" shall mean the United States, Canada and Japan.

     1.109 "Testing  Methods" shall have the meaning  assigned to such term in
Section 8.7(c).

     1.110 "Third Party" shall mean any Person who or which is neither a Party nor an Affiliate of a Party.

     1.111 "Third Party Change of Control Transaction" shall have the meaning assigned to such term in the Stockholder Agreement.

     1.112 "Third Party Manufacturer" shall mean Third Parties who have been engaged by the Company to perform services or supply facilities or goods (including, without limitation, the API and/or Finished Product) in connection with the manufacture, testing and/or packaging of the API and/or Finished Product by the Company.


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     1.113 "Trademarks" shall mean the trademarks registered to the Company for the marketing of the Products in any country in the Territory, and the trademarks selected by the JCC for use in the marketing of the Products in any country in the Territory.

     1.114 "United States" or "U.S." shall mean the United States of America, including its possessions and territories.

     1.115 "Valid Claim" shall mean any claim of any Patents issued or pending in a country in the Territory relating to, derived from or useful for the use and sale of the Compounds or the Products in the Field, which claim has not been held invalid or unenforceable by decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which is not admitted to be invalid through disclaimer or otherwise not admitted by the Company to be invalid.

2. MANAGEMENT.

     2.1 Joint Executive Committee.

          (a) Members; Officers. Immediately after the Effective Date, the Parties shall establish a joint executive committee (the "Joint Executive Committee" or "JEC"), which shall consist of six members, three members from each of the Company and BMS. The initial members of the JEC are set forth on
Exhibit 2.1. Each of the Company and BMS may replace any or all of its representatives on the JEC at any time upon written notice to the other in accordance with Section 16.5 of this Agreement. Such representatives shall at all times include each such Party's [**] and most senior pharmaceutical business officer and one other senior officer of each such Party. Any member of the JEC may designate a substitute to temporarily attend and perform the functions of that member at any meeting of the JEC. The Company and BMS each may, in its discretion, invite non-member representatives of such Party to attend meetings of the JEC. The JEC shall be co-chaired by a representative of each of the Company and BMS. The co-chairpersons shall appoint a secretary of the JEC, and such secretary shall serve for such term as designated by the co-chairpersons. The initial co-chairpersons and the initial secretary are designated on Exhibit 2.1.

          (b) Responsibilities. The JEC shall perform the following functions:

               (i) manage and oversee the development and commercialization of the Compounds and Products pursuant to the terms of this Agreement;

               (ii) review and approve the annual budgets and multi-year expense forecasts formulated by the PDC;

               (iii) at each meeting of the JEC, review a comparison of actual expenses to the budgeted expenses for the year-to-date, as current as practicable to a date immediately prior to the date of the meeting;

               (iv) review and evaluate the progress of the other Committees;

               (v) review and approve "go/no-go" decisions and other matters referred to the JEC by any other Committee;


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


               (vi) review and, if determined to be necessary, reallocate spending between the Clinical Budget and the relevant Marketing Budget;

               (vii) establish and empower a finance committee, which shall consist of an equal number of representatives from each of the Company and BMS (the "Finance Committee") to advise the JEC and make recommendations to the JEC, for the areas it has responsibility as provided in Section 2.2, for which the JEC has decision making authority;

               (viii) at least once each year, meet with each of the other Committees (which meetings do not need to include all of the other Committees at the same meeting);

               (ix) in accordance with the procedures established in Section 2.1(d), resolve disputes, disagreements and deadlocks unresolved by the other Committees;

               (x) determine, in response to the PDC's findings regarding a material delay of an Initial Regulatory Filing, whether or not it is in the best interest of the Parties to go forward with the conduct of any additional clinical studies required by the FDA; and

               (xi) have such other responsibilities as may be assigned to the JEC pursuant to this Agreement or as may be mutually agreed upon by the Parties from time to time.

          (c) Meetings. The JEC shall meet in person at least three times during every calendar year, and more frequently as the Company and BMS deem appropriate or as required to resolve disputes, disagreements or deadlocks in the other Committees, on such dates, and at such places and times, as such Parties shall agree. Meetings of the JEC that are held in person shall alternate between the offices of the Company and BMS, or such other place as such Parties may agree. The members of the JEC also may convene or be polled or consulted from time to time by means of telecommunications, video conferences, electronic mail or correspondence, as deemed necessary or appropriate.

          (d) Decision-making.

               (i) The JEC may make decisions with respect to any subject matter that is subject to the JEC's decision-making authority and functions as set forth in Section 2.1(b). Except as specified in Section 2.1(d)(ii), (iii) or (iv), all decisions of the JEC shall be made by unanimous vote or written consent, with the Company and BMS each having, collectively, one vote in all decisions. The JEC shall use reasonable best efforts to resolve the matters within its roles and functions or otherwise referred to it.

               (ii) With respect to any Critical Issue, if the JEC cannot reach consensus within five business days after the matter has been brought to the JEC's attention, the matter shall be referred on the sixth business day:
(A) if the matter is the subject of a deadlock arising in the PDC and is not the subject of Section 4.8 or 4.9, to the co-chairperson of the JEC designated by the Company for resolution, provided that any decision made by the co-chairperson of the JEC designated by the Company may not increase the Clinical Budget for any one year by more than [**]; (B) if the matter is the subject of a deadlock arising in the JCC (other than a matter under Section 2.4(b)(xiv) with respect to Trademarks), to the co-chairperson of the JEC designated by BMS for resolution, provided that any decision made by the co-chairperson of the JEC designated by BMS may only increase or decrease the overall amount of the relevant Marketing Budget within the ranges


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


provided in and otherwise in accordance with Section 5.2; (C) if the matter is under Section 2.4(b)(xiv) with respect to Trademarks and is the subject of a deadlock arising in the JCC, to the co-chairperson of the JEC designated by the Company for resolution; and (D) except as provided in Section 8.12(f), if the matter is the subject of a deadlock arising in the JMC, to the co-chairperson of the JEC designated by the Company for resolution. In the event that the co-chairperson designated to resolve a dispute under this
Section 2.1(d)(ii) is not immediately available, then such matter shall be referred to the senior executive officer of such Party in the area to which the matter relates and who has been designated by such Party for such resolution.

               (iii) With respect to all other matters that are subject to the JEC's decision-making authority, if the JEC cannot reach consensus within 20 business days after it has met and attempted to reach such consensus, the matter shall be referred on the twenty-first business day: (A) if the matter is the subject of a deadlock arising in the PDC and is not the subject of
Section 4.8 or 4.9, to the co-chairperson of the JEC designated by the Company for resolution, provided that any decision made by the co-chairperson of the Company may not increase the Clinical Budget for any one year by more than [**]; (B) if the matter is the subject of a deadlock arising in the JCC (other than a matter under Section 2.4(b)(xiv) with respect to Trademarks), to the co-chairperson of the JEC designated by BMS for resolution, provided that any decision made by the co-chairperson of BMS may not increase or decrease the overall amount of the relevant Marketing Budget within the ranges provided in and otherwise in accordance with Section 5.2; (C) if the matter is under
Section 2.4(b)(xiv) with respect to Trademarks and is the subject of a deadlock arising in the JCC, to the co-chairperson of the JEC designated by the Company for resolution; and (D) except as provided in Section 8.12(f), if the matter is the subject of a deadlock arising in the JMC, to the co-chairperson of the JEC designated by the Company for resolution.

               (iv) In the event of a deadlock of the JEC with respect to a Critical Issue that is not resolved pursuant to clause (ii) and the matters underlying such deadlock fall into the class of disputes that may be arbitrated by the Parties in accordance with Section 16.13, then such matters shall be resolved pursuant to the Accelerated Arbitration Provisions of
Section 16.13(b). In the event of a deadlock of the JEC with respect to any other matters that are not resolved pursuant to clause (iii) and such matters fall into the class of disputes that may be arbitrated by the Parties in accordance with Section 16.13, then such matters shall be resolved pursuant to
Section 16.13(a).

               (v) For all purposes under this Agreement, any decision made pursuant to this Section 2.1(d) shall be deemed to be the decision of the JEC.

     2.2 Finance Committee. The Finance Committee shall perform the following functions:

          (a) clarify questions and ambiguities arising from the use or application, as appropriate, in the relevant Territory of the accounting terms used in this Agreement, including without limitation, Fully Burdened Manufacturing Costs, Net Sales, Cost of Goods Sold, Development Costs, Distribution Costs, Marketing Costs, Sales Costs, General and Administrative Expense, Other Operating Income/Expense, Gross Profit and Operating Profit or Loss;

          (b) set up systems necessary to capture such costs and profits or losses (including, without limitation, developing the methodology to be used to determine Other Operating Income/Expense in accordance with the Financial Appendix);

          (c) establish parameters and mechanisms for management and financial reporting;


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


          (d) assist in reviewing manufacturing and marketing options;

          (e) assist in developing and overseeing allocation of the Clinical Budget and the Marketing Budgets for each of the Clinical Development Plans and Marketing Plans, respectively, and reviewing the actual expenditure of such allocated funds to ensure consistency with such Clinical Development Plans and Marketing Plans;

          (f) have such other responsibilities as may be assigned by the JEC to the Finance Committee pursuant to this Agreement or as may be mutually agreed upon by the Parties from time to time.

     2.3 Product Development Committee.

          (a) Members; Officers. Immediately after the Effective Date, the Parties shall establish a product development committee (the "Product Development Committee" or "PDC"), which shall consist of an equal number of representatives from each of the Company and BMS, up to a maximum total of eight members on such Committee. Each of the Company and BMS may replace any or all of its representatives on the PDC at any time upon written notice to the other in accordance with Section 16.5 of this Agreement. Such representatives shall include individuals within the senior management of each such Party, and those representatives of each such Party shall, individually or collectively, have expertise in pharmaceutical drug development and/or marketing. Any member of the PDC may designate a substitute to temporarily attend and perform the functions of that member at any meeting of the PDC. The Company and BMS each may, in its discretion, invite non-member representatives of such Party to attend meetings of the PDC. The PDC shall be chaired by a representative of the Company. The secretary of the PDC shall be a representative of BMS.

          (b) Responsibilities. The PDC shall perform the following functions:

               (i) manage and oversee the implementation of the Clinical Development Plans, except the Non-Registrational Studies;

               (ii) review and approve each subsequent summary clinical development plan in accordance with Section 4.3(d);

               (iii) review and approve each subsequent clinical development plan in accordance with Section 4.3(e);

               (iv) review and approve any amendments or modifications of the Clinical Development Plans or the Clinical Budget;

               (v) at each meeting of the PDC, review a comparison of actual clinical development and regulatory expenses to the budgeted expenses in the Clinical Budget for the year-to-date, as current as practicable to a date immediately prior to the date of the meeting;

               (vi)  review  and  evaluate  progress  of  the   Registrational
Studies; provided that the PDC shall not have authority to make any determination that any Party is in breach of this Agreement;


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


               (vii)  review and approve all  compassionate  use of  Products;

               (viii) review and approve the joint publication strategy together with the JCC;

               (ix) review and approve "go/no-go" decisions; and

               (x) have such other responsibilities as may be assigned to the PDC pursuant to this Agreement or as may be mutually agreed upon by the Parties from time to time.

          (c) Meetings. The PDC shall meet in person at least once during every calendar quarter, and more frequently as the Company and BMS deem appropriate or as reasonably requested by either such Party, on such dates, and at such places and times, as such Parties shall agree. Meetings of the PDC that are held in person shall alternate between the offices of the Company and BMS, or such other place as such Parties may agree. The members of the PDC also may convene or be polled or consulted from time to time by means of telecommunications, video conferences, electronic mail or correspondence, as deemed necessary or appropriate.

          (d) Decision-making. The PDC may make decisions with respect to any subject matter that is subject to the PDC's decision-making authority and functions as set forth in Section 2.3(b). All decisions of the PDC shall be made by unanimous vote or written consent, with the Company and BMS each having, collectively, one vote in all decisions. If, with respect to a Critical Issue that is subject to the PDC's decision-making authority, the PDC cannot reach consensus within five business days after it has first met and attempted to reach such consensus, the matter shall be referred on the sixth business day to the Joint Executive Committee for resolution. If, with respect to any other matter that is subject to the PDC's decision-making authority, the PDC cannot reach consensus within 20 days after it has first met and attempted to reach such consensus, the matter shall be referred on the twenty-first day to the Joint Executive Committee for resolution. For all purposes under this Agreement, any decision made pursuant to this Section 2.3(d) shall be deemed to be the decision of the PDC.

     2.4 Joint Commercialization Committee.

          (a) Members; Officers. Immediately after the Effective Date, the Parties shall establish a joint commercialization committee (the "Joint Commercialization Committee" or "JCC"), which shall consist of an equal number of representatives from each of the Company and BMS, up to a maximum total of eight members on such Committee. Each of the Company and BMS may replace any or all of its representatives on the JCC at any time upon written notice to the other in accordance with Section 16.5 of this Agreement. Such representatives shall include individuals within the senior management of each such Party, and those representatives of each such Party shall, individually or collectively, have clinical experience and expertise in marketing and sales. Any member of the JCC may designate a substitute to temporarily attend and perform the functions of that member at any meeting of the JCC. The Company and BMS each may, in its discretion, invite non-member representatives of such Party to attend meetings of the JCC. The JCC shall be chaired by a representative of BMS. The secretary of the JCC shall be a representative of the Company.

          (b) Responsibilities. The JCC shall perform the following functions:

               (i) oversee the preparation and implementation of the Marketing Plans;


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


               (ii) oversee and coordinate the sales efforts of ERS and the Company;

               (iii) review and approve Marketing Plans;

               (iv) discuss the state of the markets for Products in the Territory and opportunities and issues concerning the commercialization of the Products, including consideration of marketing and promotional strategy, marketing research plans, labeling, Product positioning and Product profile issues, to determine in which countries in the Territory to launch Products, the priority for same and the amount and kind of marketing and selling effort appropriate, in accordance with the Marketing Plans;

               (v) review and approve Non-Registrational Studies, taking into consideration the appropriateness in the context of the overall marketing and promotional strategy for the Products;

               (vi) review and approve all pricing decisions and managed care contracting strategies, in accordance with the Marketing Plans;

               (vii) review and approve all indigent care use of Products;

               (viii) periodically review sales mix of Products sold by ERS through various customer channels;

               (ix) review and approve allocations within the Marketing Budgets, from time to time;

               (x) review and approve each subsequent marketing budget in accordance with Section 5.2(c);

               (xi) review data and reports arising from and generated in connection with the commercialization of the Products, including, but not limited to the Marketing Plans, Marketing Budgets and sales forecasts;

               (xii) at each meeting of the JCC, review a comparison of actual sales and marketing expenses to the budgeted expenses in the relevant Marketing Budget for the year-to-date, as current as practicable to a date immediately prior to the date of the meeting;

               (xiii) review and approve the general guidelines applicable to particular Products to be followed by ERS in its development of promotional materials and promotional activities to be used by ERS and the Company in the promotion of such Products (such guidelines to be consistent with the then current Marketing Plan applicable to such Products);

               (xiv) consider and select Trademarks to be used for the marketing and sale of the Products in each country in the Territory;

               (xv) review and approve the joint publication strategy together with the PDC;


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


               (xvi) evaluate and determine the existence or non-existence of a Co-Promotion Problem referred to the JCC in accordance with Section 5.6(e); and

               (xvii) have such other responsibilities as may be assigned to the JCC pursuant to this Agreement or as may be mutually agreed upon by the Parties from time to time.

          (c) Meetings. The JCC shall meet in person at least once during every calendar quarter, and more frequently as the Company and BMS deem appropriate or as reasonably requested by either such Party, on such dates, and at such places and times, as such Parties shall agree. Meetings of the JCC that are held in person shall alternate between the offices of the Company and BMS, or such other place as such Parties may agree. The members of the JCC also may convene or be polled or consulted from time to time by means of telecommunications, video conferences, electronic mail or correspondence, as deemed necessary or appropriate.

          (d) Decision-making. The JCC may make decisions with respect to any subject matter that is subject to the JCC's decision-making authority and functions as set forth in Section 2.4(b). All decisions of the JCC shall be made by unanimous vote or written consent, with the Company and BMS each having, collectively, one vote in all decisions. If, with respect to a Critical Issue that is subject to the JCC's decision-making authority, the JCC cannot reach consensus within five business days after it has first met and attempted to reach such consensus, the matter shall be referred on the sixth business day to the Joint Executive Committee for resolution. If, with respect to any other matter that is subject to the JCC's decision-making authority, the JCC cannot reach consensus within 20 days after it has first met and attempted to reach such consensus, the matter shall be referred on the twenty-first day to the Joint Executive Committee for resolution. For all purposes under this Agreement, any decision made pursuant to this Section 2.4(d) shall be deemed to be the decision of the JCC.

     2.5 Joint Manufacturing Committee.

          (a) Members; Officers. Immediately after the Effective Date, the Parties shall establish a joint manufacturing committee (the "Joint Manufacturing Committee" or "JMC"), which shall consist of an equal number of representatives from each of the Company and BMS, up to a maximum total of eight members on such Committee. Each of the Company and BMS may replace any or all of its representatives on the JMC at any time upon written notice to the other in accordance with Section 16.5 of this Agreement. Such representatives shall be comprised of members of senior management of each such Party with expertise in manufacturing. Any member of the JMC may designate a substitute to temporarily attend and perform the functions of that member at any meeting of the JMC. The Company and BMS each may, in its discretion, invite non-member representatives of such Party to attend meetings of the JMC. Except as provided in Section 8.12(f), the JMC shall be chaired by a representative of the Company. The secretary of the JMC shall be a representative of BMS.

          (b) Responsibilities. The JMC shall perform the following functions:

               (i) oversee and coordinate the manufacturing and supply of API and Finished Products;


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


               (ii) formulate and direct the manufacturing strategy for the Products, including, without limitation, bulk drug production, formulation, filling and finishing of the Products, and approve facilities to be used for such manufacture and production;

               (iii) evaluate and determine the existence of a Long-Term Inability to Supply referred to the JMC in accordance with Section 8.12(e); and

               (iv) have such other responsibilities as may be assigned to the JMC pursuant to this Agreement or as may be mutually agreed upon by the Parties from time to time.

          (c) Meetings. The JMC shall meet in person at least once during every calendar quarter, and more frequently as the Company and BMS deem appropriate or as reasonably requested by either such Party, on such dates, and at such places and times, as such Parties shall agree. Meetings of the JMC that are held in person shall alternate between the offices of the Company and BMS, or such other place as such Parties may agree. The members of the JMC also may convene or be polled or consulted from time to time by means of telecommunications, video conferences, electronic mail or correspondence, as deemed necessary or appropriate.

          (d) Decision-making. The JMC may make decisions with respect to any subject matter that is subject to the JMC's decision-making authority and functions as set forth in Section 2.5(b). All decisions of the JMC shall be made by unanimous vote or written consent, with the Company and BMS each having, collectively, one vote in all decisions. If, with respect to a Critical Issue that is subject to the JMC's decision-making authority, the JMC cannot reach consensus within five business days after it has first met and attempted to reach such consensus, the matter shall be referred on the sixth business day to the Joint Executive Committee for resolution. If, with respect to any other matter that is subject to the JMC's decision-making authority, the JMC cannot reach consensus within 20 days after it has first met and attempted to reach such consensus, the matter shall be referred on the twenty-first day to the Joint Executive Committee for resolution. For all purposes under this Agreement, any decision made pursuant to this Section 2.5(d) shall be deemed to be the decision of the JMC.

     2.6 Minutes of Committee Meetings.

          (a) Subject to Section 2.6(b), definitive minutes of all Committee meetings shall be finalized no later than 30 days after the meeting to which the minutes pertain, as follows:

               (i) Within ten days after a Committee meeting, the secretary of such Committee shall prepare and distribute to all members of such Committee and each Alliance Manager draft minutes of the meeting. Such minutes shall provide a list of any actions, decisions or determinations approved by such Committee and a list of any issues yet to be resolved, either within such Committee or through the relevant escalation process.

               (ii) The Alliance Managers shall then have ten days after receiving such draft minutes to collect comments thereon from the members of its Party and provide them to the secretary of such Committee.

               (iii) Upon the expiration of such second ten-day period, the Alliance Managers and the secretary of such Committee shall have an additional ten days to discuss each


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


other's comments and finalize the minutes. The secretary and chairperson(s) of such Committee shall each sign and date the final minutes. The signature of such chairperson(s) and secretary upon the final minutes shall indicate each Party's assent to the minutes.

          (b) If at any time during the preparation and finalization of Committee meeting minutes, the secretary of such Committee and the Alliance Managers do not agree on any issue with respect to the minutes, such issue shall be resolved as provided in Section 2.3(d), 2.4(d) or 2.5(d), as the case may be. The decision resulting from the foregoing process shall be recorded by the secretary in amended finalized minutes for said meeting. All other issues in the minutes that are not subject to the foregoing process shall be finalized within the 30-day period as provided in Section 2.6(a).

     2.7 Term. Each Committee shall exist until the termination or expiration of this Agreement, or for such longer period as necessary to perform the remaining responsibilities assigned to it under this Agreement.

     2.8 Expenses. Each Party shall be responsible for all travel and related costs and expenses for its members and other representatives to attend meetings of, and otherwise participate on, a Committee.

     2.9 Alliance Managers. Each of the Company, on the one hand, and BMS and ERS collectively, on the other hand, shall appoint one senior representative who possesses a general understanding of clinical, regulatory, manufacturing and marketing issues to act as its respective alliance manager for this relationship (each, an "Alliance Manager"). The initial Alliance Managers are set forth on Exhibit 2.1. Each of the Company, on the one hand, and BMS and ERS collectively, on the other hand, may replace its respective Alliance Manager at any time upon written notice to the other in accordance with
Section 16.5 of this Agreement. Any Alliance Manager may designate a substitute to temporarily perform the functions of that Alliance Manager. Each Alliance Manager shall be charged with creating and maintaining a collaborative work environment within and among the Committees. Each Alliance Manager will also be responsible for:

          (a) Coordinating the relevant functional representatives of the Parties, in developing and executing strategies and plans for the Products in an effort to ensure consistency and efficiency within the Territory;

          (b) providing a single point of communication for seeking consensus both internally within the respective Party's organizations and together regarding key strategy and plan issues;

          (c)  identifying  and  raising  cross-country,   cross-Party  and/or
cross-functions disputes to the appropriate Committee in a timely manner; and

          (d) planning and coordinating: (i) cooperative efforts in the Territory; and (ii) internal and external communications.

     The Alliance Managers shall be entitled to attend meetings of any of the Committees, but shall not have, or be deemed to have, any rights or responsibilities of a member of any Committee. Each Alliance Manager may bring any matter to the attention of any Committee where such Alliance Manager reasonably believes that such matter requires such attention.


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


3. GRANT OF RIGHTS.

     3.1 Rights Granted to ERS. Subject to the terms and conditions of this Agreement, the Company hereby grants to ERS:

          (a) An exclusive right to distribute, and a co-exclusive right (together with the Company) to develop and promote, the Products in North America.

          (b)  A  co-exclusive  right  to  develop,   distribute  and  promote
(together with the Company and the Merck Entities, in the case of the Merck Entities pursuant to the Merck Agreement) the Products in Japan.

     3.2 Restrictions on the Company. The Company shall not, and shall not grant any rights or licenses to any Third Party or otherwise permit any Third Party to, develop the Compounds for animal health or any other application outside the Field without the prior written consent of ERS, which shall not be unreasonably withheld.

     3.3 License to ERS Inventions. ERS hereby grants to the Company and its Affiliates a [**] license, without the right to grant sublicenses (other than to the Merck Entities for use in Japan and to any Person for use outside the Territory), to use any ERS Inventions and any patents owned or controlled by ERS solely to the extent related to any ERS Inventions, solely for the purpose of developing, using, manufacturing, distributing, promoting and selling Compounds and Products in the Field; provided, however the license granted under this Section 3.3 expressly [**] the right of (i) [**] to [**], directly or indirectly, any Compound or Product distributed or sold by [**], or (ii) [**], directly or indirectly, any Compound or Product distributed or sold by such [**].

     3.4 Trademarks; Logos.

          (a) The Company hereby grants ERS the non-exclusive right to use the Trademarks in the Territory in connection with the Products, subject to the provisions of this Agreement and for the term hereof. Solely in connection with ERS's promotion, distribution and sale of Products in the Territory, ERS shall market the Products throughout the Territory under the applicable Trademarks for the relevant country in the Territory. The use of the Trademarks by ERS shall be subject to the prior review and approval of the JCC as set forth in this Section 3.4.

          (b) ERS shall permit duly authorized representatives of the Company to inspect, on the premises of ERS, at all reasonable times, the Products, ERS's quality control records, and ERS's facilities used in or relating to the manufacture, distribution or sale of the Products to insure compliance with cGMP and the quality control standards set forth in the applicable Registration Application.

          (c) Whenever ERS uses the Trademarks in advertising or in any other manner in connection with the Products, ERS shall clearly indicate the Company's ownership of the Trademarks. At least ten business days prior to ERS's use of the Trademarks, ERS shall provide the JCC with samples of all literature and advertising using the Trademarks prepared by or for ERS and intended to be used by ERS for approval of such use by the JCC. If no objection is received from the JCC within five business days of receipt by the JCC of such samples, ERS may use the Trademarks in the manner used in the samples submitted to the JCC for approval. When using the Trademarks


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


under this Agreement, ERS undertakes to comply with all laws pertaining to trademarks in force at any time in the Territory.

          (d) If necessary in any country in the Territory to permit ERS to use the Trademarks, the Company shall make application to register ERS as a permitted user or registered user of the Trademarks and, if necessary, or if requested by the Company, ERS undertakes to join in such application and to take such action as may be necessary or requested by the Company to implement such application or retain, enforce or defend the Trademarks. If necessary in any country in the Territory to maintain the Company's rights in the Trademarks, ERS shall enter into a registered user agreement or permitted user agreement regulating its use of the Trademarks.

          (e) ERS acknowledges that the Company is the owner of the Trademarks. ERS shall not at any time do, cause to be done, or permit any act or thing inconsistent with, contesting or in any way impairing or tending to impair such ownership. ERS agrees that all use of the Trademarks by ERS shall inure to the benefit of and be on behalf of the Company. ERS acknowledges that nothing in this Agreement shall give ERS any right, title or interest in the Trademarks other than the right to use the Trademarks in accordance with this Agreement. ERS agrees that it will not challenge the title or ownership of the Company to the Trademarks or attack or contest the validity of the Trademarks.

          (f) The Company shall register and maintain, or cause to be registered and maintained, in consultation with ERS, the Trademarks in the Territory during the term of this Agreement at the Company's sole expense. If any Party learns of any actual, alleged or threatened unauthorized use or other infringement of the Trademarks by others in the Territory, such Party agrees to promptly notify the other Parties of such unauthorized use or other infringement. The Company shall use reasonable efforts to retain, enforce or defend the Trademarks.

          (g) To the extent permitted by law, all labeling, packaging, literature, promotional material and advertising for any Product to be marketed, distributed or sold in any country in the Territory shall contain the Company's name and logo with comparable prominence as the name and logo used by ERS. To the extent practicable, or as required by applicable law to protect the Trademarks, ERS shall include on any material bearing any Trademarks an acknowledgement that such Trademark is the property of the Company.

     3.5 Right of First Offer to ERS Regarding the Other Compound. During the period of time commencing on the Effective Date and ending on the First Offer Termination Date, ERS shall have, and the Company hereby grants to ERS, a right of first offer to enter into a partnering arrangement with the Company for the Other Compound, as follows:

          (a) In the event that the Company is interested in seeking any Third Party partnering arrangement with respect to the Other Compound (whether by granting a license or other rights to a Third Party), the Company shall give written notice thereof to ERS, together with any and all materials and relevant information and data regarding the Other Compound that the Company has in its possession or control. ERS shall have 30 days after receipt of such written notice and all such information and data to decide whether or not it is interested in entering into negotiations for such a partnering arrangement with the Company for the Other Compound.

          (b) If ERS notifies the Company in writing within such 30-day period that it is interested in negotiating such a partnering arrangement, the Company shall provide ERS with written notice of its proposed material terms and conditions of such arrangement ("Proposed Terms"). The Proposed Terms shall include all material terms and conditions of such arrangement, including,


                                      19


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


without limitation, the scope of the proposed arrangement, the financial terms and any technology or compound quid pro quo. ERS and the Company shall promptly commence good faith negotiations (including a review of all relevant data and information of clinical significance relating to the Other Compound), for a period of up to 90 days after ERS receives such Proposed Terms from the Company, in an effort to reach mutually acceptable material terms and conditions for such arrangement, which material terms and conditions shall be set forth in a written letter of intent ("Letter of Intent"). During such 90-day period, the Company shall not negotiate with any Third Party a potential partnering arrangement with such Third Party with respect to the Other Compound.

          (c) If, despite each of ERS's and the Company's good faith efforts, the Company and ERS are not able to agree on such material terms and conditions and do not execute a Letter of Intent by the end of such 90-day period, ERS shall provide to the Company (within five business days) a written notice setting forth the terms ERS will agree to for such arrangement (the "ERS Proposed Terms"). The Company shall then have 15 days to accept or reject the ERS Proposed Terms. If the Company declines to accept the ERS Proposed Terms within such 15-day period, then the Company may enter into negotiations with any Third Party regarding the Other Compound, provided, however, that the terms and conditions of any agreement with a Third Party shall be no more favorable, in the aggregate, to such Third Party than the ERS Proposed Terms.

     3.6 Right of First Negotiation of ERS Regarding Partnering Transactions. At any time during the Restricted Period, ERS shall have, and the Company hereby grants to ERS, a right of first negotiation to enter into a partnering arrangement with the Company (including, without limitation, any co-development, co-promotion, research and development, commercialization or intellectual property license agreement, joint venture, partnership, or other partnering relationship) involving compounds or products not directly relating to the Other Compound, to the extent involving the out-licensing of any of intellectual property or know-how owned by the Company or to which the Company has an exclusive license ("Partnering Relationship").

          (a) In the event that the Company is interested in establishing a such Partnering Relationship with a Third Party, the Company shall give written notice thereof to ERS, together with any and all materials and relevant information and data regarding the subject matter of such proposed Partnering Relationships that the Company has in its possession or control.

          (b) With respect to each such Partnering Relationship, ERS shall have 90 days after receipt of such written notice and all such information and data to enter into a non-binding heads of agreement with the Company containing the proposed material terms of an agreement regarding such Partnering Relationship. During such 90-day time period, the Company shall not negotiate such a Partnering Relationship with any Third Party. In the event that ERS and the Company do not enter into a non-binding heads of agreement as aforesaid, the Company shall be free to proceed to negotiate with Third Parties as it deems appropriate without any further obligation to ERS.

     3.7 Negotiation of Services. As soon as reasonably practicable after the Effective Date, the Parties will negotiate in good faith the Company's access to ERS's and BMS's research and development services, including medicinal chemistry, high throughput screening, genomics, etc., and the extent to which and terms on which such services will be made available to the Company.

     3.8  Restrictions  on  Competing  Products.  Except as  permitted by this
Section 3.8, during the period from the Effective Date to the seventh anniversary of the Effective Date, each Party agrees not to, and to cause its Affiliates not to, directly or indirectly, develop or commercialize a Competing Product in any country in the Territory. In the event that a Party (an "Acquiring Party") proposes to develop or commercialize a Competing Product or purchases or otherwise takes control of a Third Party which has developed or commercialized (and is continuing to produce or sell), or is developing

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


or commercializing, a Competing Product (directly or indirectly), in any such case within the Territory, the Acquiring Party shall, at its option, either:

          (a) divest, or cause its applicable Affiliate to divest, the Competing Product within 12 months after such event; or

          (b) offer to the Company (in the case of BMS or ERS) or ERS (in the case of the Company), (the "Non-Acquiring Party"), the right to: (i) participate in 50% of the Acquiring Party's rights and obligations in connection with the development and commercialization of the Competing Product; or (ii) acquire 50% of the Acquiring Party's interest in the Competing Product at a valuation which is in proportion to the price paid by the Acquiring Party for the Competing Product. In such event, such Parties shall conduct good faith discussions regarding the terms of such arrangement. In the event that such Parties do not reach agreement on such terms, or the Non-Acquiring Party declines to participate or acquire such an interest in the Competing Product, then the Acquiring Party shall be required to divest, or cause its applicable Affiliate to divest, the Competing Product within 12 months after such event.

     3.9 The Company's Right to Develop and Market Products.

          (a) In the event that the Company believes that ERS is not adequately performing its obligations and responsibilities under the relevant Clinical Development Plan or the Marketing Plan, the Company shall provide ERS with written notice of such claim including specification of the respects in which the Company believes ERS is not meeting such obligations and responsibilities with reasonable particularity. The PDC or the JCC, as the case may be, shall promptly meet to discuss such claims. If the PDC or the JCC, as the case may be, does not reach a consensus decision, then the matter shall be referred to the JEC for resolution, provided that Sections 2.1(d)(ii), (iii) and (iv) shall not apply with respect to such matter. If the JEC does not reach consensus decision on the matter, then the Company may submit the matter to arbitration pursuant to the Accelerated Arbitration Provisions set forth in Section 16.13(b).

          (b) If a determination is made pursuant to Section 3.9(a), by the PDC, the JCC, the JEC or the arbitrators, as the case may be, that ERS has failed to adequately perform such obligations and responsibilities, then the Company may perform such obligations and responsibilities to the extent it reasonably deems appropriate. The Company's performance of such obligations and responsibilities pursuant to this Section shall be reasonably consistent with the scope of performance of such obligations and responsibilities contemplated to be performed by ERS in the relevant Clinical Development Plan or Marketing Plan, as the case may be.

          (c) Provided that the performance by the Company is in accordance with the scope of such performance contemplated by Section 3.9(b), ERS shall reimburse the Company for all of the Company's Development Costs, Distribution Costs, Sales Costs, Marketing Costs and Other Operating Income/Expense, as the case may be, incurred by the Company with respect to such actions. In addition, if the Company elected to commence performance of such obligations and responsibilities prior to a determination being made pursuant to Section 3.9(a), and such determination is that ERS has failed to adequately perform such obligations and responsibilities, then ERS shall reimburse the Company for all such costs incurred by the Company prior to the date of such determination, but only for such costs incurred by the Company that were necessary to satisfy the performance obligations and responsibilities that it is determined ERS failed to adequately provide.


                                      21


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


          (d) If such failure to perform is in connection with ERS's obligations and responsibilities in Japan, then ERS shall have the right to include any amount paid to the Company pursuant to this Section as Development Costs, Distribution Costs, Sales Costs, Marketing Costs and/or Other Operating Income/Expense, as the case may be, for purposes of calculating Operating Profit or Loss.

          (e) In no event shall ERS be obligated pursuant to this Section to reimburse the Company for any costs incurred by the Company pursuant to this
Section 3.9 unless: (i) the relevant Committee reaches a consensus decision, or the arbitrators find, that ERS failed to adequately perform such obligations and responsibilities; or (ii) ERS otherwise consents in writing. The rights of the Company under this Agreement shall not be affected in any way by the Company's waiver or failure to take action pursuant to this Section
3.9. Any rights provided to the Company pursuant to this Section shall be in addition to any other rights or remedies available to the Company under this Agreement, at law or in equity.

4. DEVELOPMENT AND REGULATORY MATTERS.

     4.1 Exchange of Data and Know-How.

          (a) The Parties acknowledge that the Company is in the process of conducting clinical studies on the Product necessary to make the Initial Regulatory Filing. Therefore, until the Initial Regulatory Filing is made (the "BLA Filing Date"), the Company shall be primarily responsible for conducting the clinical studies and all other regulatory matters, manufacturing matters and/or pre-clinical studies necessary to support, prepare and file the Initial Regulatory Filing until the BLA Filing Date, and the Company shall use all commercially reasonable efforts necessary to make the Initial Regulatory Filing. During such period, the Company shall keep ERS informed as to the status of such efforts, shall permit ERS to review and comment on the Initial Regulatory Filing during its preparation, and shall consult with ERS regarding the preparation of the Initial Regulatory Filing.

          (b) Promptly after the Effective Date, the Company shall deliver to ERS copies of all relevant and material data, studies and other written materials in the Company's possession as of the Effective Date relating to the Compounds and Products, including any such materials relating to Patents and Know-How.

          (c) During the term of this Agreement: (i) each Party shall provide to the other Parties any material data or other information relating to the Compounds and Products, including any such information relating to Patents and Know-How, from time to time as such data and information is developed or acquired by such Party; and (ii) each of the Parties shall deliver to the other Parties all data and dossiers relating to the Compounds or any Product and results from any studies being conducted by or on behalf of either of such Parties in connection therewith promptly after such data and/or dossiers become available.

          (d) All such data and information exchanged or required to be exchanged by the Parties pursuant to this Section 4.1 shall be owned by the Company, whether in the Company's possession or control as of the Effective Date or developed by any Party during the term of this Agreement. The Company hereby grants BMS and ERS the right to use all such data and information for all purposes necessary to allow BMS and ERS to perform each of their obligations under this Agreement.

     4.2 Product Registrations. Except as otherwise mutually agreed by the Company and BMS, the Company shall own all Registrations in each country in the Territory.


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     4.3 Scope of Clinical Development Plans and Clinical Budget.

          (a) A clinical budget containing the budget for the conduct of the Clinical Development Plans for the development of Compounds and Products for calendar years 2001 through and including 2017, on a calendar year-by-calendar year basis, is attached to this Agreement as Exhibit 4.3(A) (such budget, as modified from time to time pursuant to this Agreement, the "Clinical Budget").

          (b) A Summary Clinical Development Plan for calendar years 2001 through 2004 is attached to this Agreement as Exhibit 4.3(B). As soon as reasonably possible after the Effective Date, the PDC shall meet to develop, finalize and approve the definitive clinical development plan for the Compounds and the Products for calendar years 2001 through 2004 based on the Summary Clinical Development Plan for such period. Such Clinical Development Plan shall include: (i) a plan for the rapid and orderly transition, after the BLA Filing Date, of those clinical and other studies ongoing with respect to the Compounds and Products which are identified in the initial Clinical Development Plan as being transferred to ERS from the Company's sole control to the control of ERS and the Company, as determined by the PDC in conformity with all applicable regulatory requirements and consistent with Section 4.1;
(ii) the allocation and transition of regulatory strategy and responsibility for the Products; (iii) the research and development activities of any or all of the Parties under this Agreement for the development of Compounds and
Products for calendar years 2001, 2002, 2003 and 2004, including the allocation of resources between the Company and ERS, which shall be consistent with the Clinical Budget for such period; (iv) "go/no go" decision criteria for each stage of development of a Product; (v) target Product profiles; and
(vi) timelines for scientific, medical, regulatory and other activities to be undertaken by the Parties for the purpose of obtaining Registrations for the Products in each country in the Territory, providing marketing support and developing new indications and formulations for the Products. Every Clinical Development Plan for the relevant period shall comprise two components: (1) those clinical studies required for approval of new indications, other labeling changes or for any other purpose under an IND (e.g., Phase I through Phase III studies (the "Registrational Studies"); and (2) those studies undertaken post-launch which are not Registrational Studies (e.g., Phase IV studies) ("Non-Registrational Studies"). The PDC shall use all commercially reasonable efforts to finalize and approve the initial Clinical Development Plan no later than 90 days after the Effective Date.

          (c) Prior to Registration in any country in the Territory, the Parties intend that the Company will be primarily responsible for implementing the regulatory strategy for the Products in such country developed by the PDC. The Parties intend that ERS will be primarily responsible for regulatory activities in a country in the Territory after Registration in such country, comprising regulatory compliance, worldwide safety surveillance, adverse event reporting and all other necessary support services.

          (d) At least 12 months prior to the end of the last calendar year for which a Clinical Development Plan has been approved (i.e., prior to the end of 2004, 2008 and 2012, respectively), the PDC shall develop, finalize and approve a summary clinical development plan for the Compounds and the Products for the four (or, in the case of the last such period, five) calendar years next succeeding such calendar year, comparable in scope and detail to the Summary Clinical Development Plan attached as Exhibit 4.3(B) (i.e., for the period from 2005 through and including 2008, 2009 through and including 2012, 2013 through and including 2017) (each such approved summary clinical development plan is a Summary Clinical Development Plan).

          (e) At least six months prior to the end of the last calendar year for which a Clinical Development Plan has been approved (i.e., prior to the end of 2004, 2008 and 2012, respectively),


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


the PDC shall develop, finalize and approve a definitive clinical development plan for the Compounds and the Products for the four calendar years (or, in the case of the last such period, five calendar years) next succeeding such calendar year, containing the information described in Section 4.3(b)(ii) through (vi) for the relevant period (i.e., for the period from 2005 through and including 2008, 2009 through and including 2012, 2013 through and including 2017) based on the Summary Clinical Development Plan for such period (each such approved definitive clinical development plan is a Clinical Development Plan); provided, however, that the Clinical Budget for each such calendar year shall be no less than the amount set forth in the Clinical Budget attached as Exhibit 4.3(A) with respect to such calendar year, except that:

               (i) if Net Sales of Products for the calendar year immediately preceding such calendar year are less than the [**] for the immediately preceding calendar year, but more than the [**] for the immediately preceding calendar year, then the Clinical Budget for the calendar year in question shall be no less than an amount equal to [**] of the amount set forth in the initial Clinical Budget for the calendar year in question, determined on a [**] based upon the actual [**] for the calendar year immediately preceding the calendar year in question and the [**] and [**], such that if the actual Net Sales were equal to the Low Case Projections, the amount would be equal [**] and if [**] were equal to the [**], the amount would be equal to [**] or

               (ii) if Net Sales of Products for the calendar year immediately preceding such calendar year are less than the [**] for the immediately preceding calendar year, then the Clinical Budget for the calendar year in question shall be no less than an amount equal to [**] of the amount set forth in the initial Clinical Budget for the calendar year in question.

          (f) As of the Effective Date, each of the Parties believes that the Clinical Budget provides for sufficient funds to complete the execution of the Clinical Development Plans that are to be developed by the Parties in accordance with this Section 4.3. ERS shall provide sufficient funds to complete the execution of the Clinical Development Plans provided they are developed in accordance with this Section 4.3 (even if such funding is in excess of the Clinical Budget). Any change to any Clinical Development Plan after the development thereof in accordance with this Section 4.3 must be approved by the PDC, provided that any such change that (i) alters the number of patients being studied under the Clinical Development Plan or the type and/or phase of such studies, or (ii) increases the amount of funding necessary to complete a Clinical Development Plan as a result of any change to
(A) the timing of entry of such patients into studies under such Clinical Development Plan, or (B) the procedures to be conducted in such studies, in each such case shall relieve ERS of the funding obligation set forth in the immediately preceding sentence with regard to such revised Clinical Development Plan only to the extent that such revised Clinical Development Plan requires funding which exceeds the Clinical Budget (after taking into account any increase in the Clinical Budget in accordance with Sections 2.1(d)(ii) or (iii)).

     4.4 Transition of Clinical Studies. As soon as practicable after the BLA Filing Date, and consistent with the transition plan adopted by the PDC and contained in the initial Clinical Development Plan, the Company shall transition such clinical and other studies ongoing with respect to the Products which have been identified in such Clinical Development Plan as being transferred to ERS in such transition plan from the Company's sole control to the control of the Party(ies) set forth in the initial Clinical Development
Plan. Thereafter, ERS shall be primarily responsible for performing such studies designated therefor in the Clinical Development Plans through completion, and the Company shall be primarily responsible for performing such studies designated therefor in the Clinical Development Plans through completion. During the transition period, the Company shall continue to be involved in the ongoing clinical studies in order to assure an orderly transfer of responsibility.


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     4.5 Conduct of Clinical Development Plans. Under the auspices of, and subject to review and approval by, the PDC, the Parties shall have the following responsibilities relating to the conduct of the Clinical Development
Plans:

          (a) Each of ERS and the Company shall be responsible for the preparation of all protocols and the conduct of all Registrational Studies and Non-Registrational Studies for which such Party is designated as the Party responsible for such studies in the Clinical Development Plans. Each such Party shall submit all protocols for Registrational Studies to the PDC and, in the case of the Non-Registrational Studies, to the JCC, for its or their approval, as the case may be.

          (b) Each of ERS and the Company shall be responsible for preparing all Regulatory Applications necessary or desirable to register the Products in all countries in the Territory for which such Party is designated as the Party responsible for such preparation in the Clinical Development Plans. The Company shall be responsible for filing all Regulatory Applications (whether prepared by the Company or ERS) and, thereafter, to conduct all communications with the Regulatory Authorities during the registration process (provided that, if ERS is the responsible Party for the preparation of such Regulatory Application, it will work with the Company with respect to all such regulatory activities). Each such Party shall submit all proposed filings to the PDC for its approval. The other such Party shall provide all technical data and support necessary to assist the responsible Party to prepare such Regulatory Applications. The responsible Party shall keep the PDC informed as to the status of such efforts, permit the PDC to review any revisions to any filings or communications with Regulatory Authorities during their preparation, and shall confer with the PDC regarding the preparation of such filings and communications and the registration process. During such process, such Parties shall collaborate and cooperate in the preparation and filing of all documents necessary therefor and all regulatory interactions and compliance with Regulatory Authorities in the Territory. All regulatory activities (including without limitation adverse event reporting) to be performed by ERS in accordance with this Agreement and the Clinical Development Plans shall be conducted on behalf of the Company. The Company shall appoint ERS as its agent for regulatory compliance and all other regulatory activities for which ERS is responsible.

          (c) The Company shall supply all API necessary and/or desirable for all studies to be conducted pursuant to the Clinical Development Plans, including, without limitation all Registrational Studies and Non-Registrational Studies. Such API shall be supplied in accordance with, in all material respects, the Specifications, in accordance with cGMP, and in accordance with forecasts therefor provided by the PDC at least 180 days prior to the anticipated delivery date for each shipment thereof. Such API shall be supplied at the Company's Fully Burdened Manufacturing Cost. The Company's obligation to supply API for Non-Registrational Studies shall be subject, first, to fulfilling all requirements for API for the supply of Products for commercial sales pursuant to Section 8. Except as otherwise provided in this
Section 4.5(c), all of the provisions of Section 8, to the extent applicable, shall apply to the supply of API for all such clinical studies (including the reference to the relevant payment terms contained in Section 7).

          (d) In connection with performing its obligations pursuant to the Clinical Development Plans, each of ERS and the Company shall use all commercially reasonable efforts to perform such responsibilities diligently, with the objective of maximizing the sales potential of the Products and promoting the therapeutic profile and benefits of the Products in the most commercially beneficial manner. Without limiting the generality of the foregoing, each such Party shall:

               (i) cooperate with the other Party to implement the Clinical Development Plans, and such other activities that, from time to time, the PDC decides are necessary for the commercial success of the Products;


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


               (ii) use commercially reasonable efforts to perform the work set out for such Party to perform in the Clinical Development Plans;

               (iii) conduct all work pursuant to the Clinical Development Plans in good scientific manner, and in compliance in all material respects with all requirements of applicable laws, rules and regulations, and all other requirements of any applicable cGMP, good laboratory practice and current good clinical practice to attempt to achieve the objectives of the Clinical Development Plans efficiently and expeditiously; and

               (iv) maintain records, in sufficient detail and in good scientific manner, which shall be complete and accurate and shall fully and properly reflect all work done and results achieved in connection with the Clinical Development Plans in the form required under all applicable laws and regulations. The other such Party shall have the right, during normal business hours and upon reasonable prior written notice, to inspect and copy all such records at its own expense, so long as doing so is not unreasonably disruptive. The other such Party shall maintain such records and information contained therein in confidence in accordance with Section 10 and shall not use such records or information except to the extent otherwise permitted by this Agreement.

     4.6 Funding of Clinical Development Plans.

          (a) From and after the Effective Date, each of the Company and ERS shall be responsible for the Development Costs listed below its name in the following table:

-------  ----------------------------------- -----------------------------------
                The Company                            ERS
-------  ----------------------------------- -----------------------------------

North    50% of the Development Costs for    50% of the Development Costs for
America  the Non-Registrational Studies.     the Non-Registrational Studies, and

                                             100% of the Development Costs for
                                             the Registrational Studies.
-------  ----------------------------------- -----------------------------------

Japan    50% of the Development Costs for    50% of the Development Costs for
         each of the Registrational Studies each of the Registrational Studies and the Non-Registrational Studies. and the Non-Registrational Studies.
-------  ----------------------------------- -----------------------------------

     4.7 IT Support. From and after the Effective Date, ERS shall provide software and technical assistance to the Company which are reasonably necessary to enable the Company to fulfill its obligations under this Agreement by allowing the Company's information systems to communicate and exchange data with ERS's and BMS's information systems to a degree and in a manner mutually agreed upon by the Parties. Such software and technical assistance will enable secure information flow among the Parties with respect to clinical, regulatory, manufacturing, marketing and sales information. It is understood that such software and technical assistance shall not include providing any hardware necessary for the Company to permit such information flow or incurring the costs associated with such hardware by ERS. ERS and BMS shall be responsible for all costs they incur in connection with providing the foregoing software and technical assistance to the Company, which


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


shall include, without limitation, ERS's and BMS's internal costs of providing information technology personnel to provide such software and technical assistance and all applicable allocable overhead. Each of the Parties shall be responsible for their respective internal information technology maintenance costs associated with or arising from the foregoing, which shall include, without limitation, each such Party's internal costs of providing information technology personnel to provide such maintenance and all applicable allocable overhead. This Section 4.7 is not intended to address software or hardware upgrades unilaterally undertaken by the Company without ERS's consent after the foregoing communication and data exchange systems have been established. In the event that the Parties cannot agree with respect to any of the foregoing, such matter shall be referred to the relevant Committee for resolution.

     4.8 Delay of Initial Regulatory Filing. In the event that Registration of the Initial Regulatory Filing is denied or is materially delayed by the FDA, then the PDC shall (a) immediately meet to discuss in good faith a reassessment of the relevant Clinical Development Plan to address the FDA's objections and questions, (b) immediately give the JEC notice of such developments, (c) from time to time as additional such developments arise, promptly give the JEC notice of such additional developments, and (d) keep the JEC reasonably informed of the PDC's deliberations regarding all such developments. As used in this Section 4.8, a material delay is a delay arising from a requirement set forth by the FDA that the Company conduct additional clinical studies not conducted in connection with the submission of the Initial Regulatory Filing. In the event of a material delay, the PDC shall apply its sound scientific, commercial and regulatory judgment with all deliberate speed to determine whether or not it is in the best interest of both of ERS and the Company to go forward with the conduct of any additional clinical studies required by the FDA. Upon reaching such determination, the PDC shall make a formal recommendation of its conclusions to the JEC and shall await direction from the JEC regarding what, if any, further action is to be taken with respect to such matters. Upon receiving the approval of the JEC to undertake the additional clinical studies required by the FDA, the PDC shall be authorized to, and is hereby directed to, redirect (without increasing) the existing overall Clinical Budget as necessary to undertake such studies and to cause such studies to be undertaken.

     4.9 Suspension of Clinical Development Activities. Any Party shall have the right to immediately suspend the relevant clinical development activities with respect to a Product or Compound for a particular indication, formulation or dosage form in the event that such Party, in good faith, determines that there exists significant and urgent concerns relating to patient safety with respect to such clinical studies. The Party making the determination to suspend such clinical activities shall notify the other Parties in writing immediately of any such suspension and the reasons therefor. The PDC shall then promptly determine what actions should be taken with respect to such clinical activities. Once a determination is made by the PDC with respect to the appropriate actions to be taken, the PDC shall review and re-evaluate the relevant Clinical Development Plan and the Clinical Budget and make any changes necessary to implement such actions.

     4.10 Liability. Each Party shall be responsible for, and hereby assumes, any and all risks of personal injury or property damage attributable to the negligent or willful acts or omissions of such Party or its Affiliates, and their respective directors, officers, employees and agents and for the Registrational Studies and the Non-Registrational Studies that the Party is responsible for conducting and the other responsibilities of such Party pursuant to this Section 4.


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


5. DISTRIBUTION AND PROMOTION.

     5.1 Generally. ERS shall use all commercially reasonable efforts to launch, promote and sell the Products in each country in the Territory (without regard to other products of BMS and its Subsidiaries) and to perform such responsibilities diligently, with the objective of maximizing the sales potential of the Products and promoting the therapeutic profile and benefits of the Products in the most commercially beneficial manner.

     5.2 Scope of Marketing Budget.

          (a) The Marketing Budget for the marketing and sales of Products in each country in the Territory for calendar years 2001 through 2004 is attached to this Agreement as Exhibit 5.2(A).

          (b) The Indicative Marketing Budget for the marketing and sales of Products in each country in the Territory for calendar years 2005 through and including 2017 is attached to this Agreement as Exhibit 5.2(B).

          (c) At least 12 months prior to the end of the last calendar year for which a Marketing Budget has been approved (i.e., prior to the end of 2004, 2008 and 2012, respectively), the JCC shall develop, finalize and approve a marketing budget for the Products for the four calendar years (or, in the case of the last such period, five calendar years) next succeeding such calendar year, comparable in scope and detail to the Marketing Budget attached as Exhibit 5.2(A) (i.e., for the period from 2005 through and including 2008, 2009 through and including 2012, 2013 through and including 2017), on a calendar year-by-calendar year basis (each such approved marketing budget is a Marketing Budget); provided, however, that such marketing budget for each such calendar year shall be no less than the amount set forth in the Indicative Marketing Budget with respect to such calendar year, except that:

               (i) if Net Sales of Products for the calendar year immediately preceding such calendar year are less than the [**] for the immediately preceding calendar year, but more than the [**] for the immediately preceding calendar year, then the Marketing Budget for the calendar year in question shall be no less than an amount equal to [**] of the amount set forth in the initial Marketing Budget for the calendar year in question, determined on [**] based upon [**] for the calendar year immediately preceding the calendar year in question and the [**] and [**], such that if the actual Net Sales were equal to the [**], the amount would be equal to [**] and if the actual Net Sales were equal to the [**], the amount would be equal to [**]; or

               (ii) if Net Sales of Products for the calendar year immediately preceding such calendar year are less [**] for the immediately preceding calendar year, then the Marketing Budget for the calendar year in question shall be no less than an amount equal to [**] of the amount set forth in the initial Marketing Budget for the calendar year in question.

     5.3 ERS Responsibilities; Rights.

          (a) Except as provided in Section 5.5 and subject to the overall direction and control of the JCC, ERS, either itself and/or by and through its Affiliates shall be responsible for, and shall have the rights granted under
Section 3.1.


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


          (b) In connection with its responsibilities for distribution, marketing and sales of the Products in the Territory, ERS shall provide all sales force (including, without limitation, sales administration and training), order entry, customer service, reimbursement management, medical affairs, medical information, marketing (including all advertising and promotional expenditures), warehousing, physical distribution, invoicing, credit and collections, production forecasting and other related facilities and services necessary or desirable for such distribution, marketing and sales.

     5.4 Marketing Plans. In accordance with the direction provided by the JCC, ERS shall prepare proposed-marketing and promotional plans for each of the Products and for each country in the Territory, which shall include plans related to the prelaunch, launch, promotion and sales of the Product and which shall include but not be limited to pricing strategy, sales targets, forecasts for the number of sales representatives, copies of promotional materials, a summary of Phase IV clinical studies and a reasonably descriptive overview of the marketing and advertising campaigns proposed to be conducted (the "Marketing Plans"). The Marketing Plans shall be designed to be consistent with the Marketing Budget for such calendar year. ERS shall provide copies of the proposed Marketing Plans to the Company for the Company's review and comment as soon as practicable after preparation and as frequently as may be required based upon ERS's usual marketing campaign cycles, but in no case less that once each calendar year during the term of this Agreement. ERS shall in good faith give due consideration to comments received from the Company on any such Marketing Plan, and will provide the Company with a copy of the final Marketing Plan as soon as it is available. The Parties intend and expect that the Marketing Plan for each calendar year will be finalized no later than the first day of December of the immediately preceding calendar year. Any such final Marketing Plan may be reviewed and revised in accordance with ERS's usual internal practices, provided that the Company shall be provided copies of the proposed revisions, and given the same opportunity to comment and consideration as provided to the Company for the initial Marketing Plans.

     5.5 Promotional Materials and Activities. The Company shall be entitled to participate (through the JCC) in the planning of promotional materials and promotional activities with respect to the Products in the Territory. All promotional materials and promotional activities shall be developed by ERS, with input from the Company, following the general guidelines established by the JCC and consistent with the then current Marketing Plan applicable to the Products being promoted. Such activities may include symposia, key opinion leader events, and similar such events. Prior to finalizing such promotional materials and promotional activities, ERS shall include the Company in its internal circulation of information regarding such promotional materials and events during the development of such promotional materials and any event related materials and upon the finalization of such materials.

     5.6 The Company's Co-Promotion Right. The Company shall have the right, at its election and at its sole expense, at any time during the term of the Agreement, to promote any or all Products in the Territory (the "Co-Promotion Option").

          (a) In the event that the Company exercises its Co-Promotion Option, the Company shall be entitled, at its sole expense, to have its sales force and medical liaison personnel participate in the promotion of the Products in the Territory. In such event, the JCC shall determine the targets, roles and assignments of the Company's and ERS's sales representatives within such selling effort in a manner generally consistent with the then current Marketing Plan. In order to exercise the Co-Promotion Option, the Company must give ERS written notice of such exercise at least six months prior to the date the Company intends to begin its co-promotion activities.

          (b) The Company will be included in, and be allowed to participate in, all promotional activities being conducted by ERS pursuant to the then current Marketing Plan,

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


including participation in symposia, key opinion leader events, and the like. ERS shall provide the Company's sales force with all promotional materials and support services to the same extent available to ERS's sales force. The Company shall reimburse ERS for ERS's incremental costs and expenses associated with providing such materials and services to the Company's sales force.

          (c) Should the Company exercise its Co-Promotion Option, it is understood that ERS will retain the exclusive rights to sell and distribute the Products in North America, so that the Company's right and obligation to promote would be in the nature of a co-promotion arrangement in which the Company promotes such Products, but sales continue to be made by ERS.

          (d) ERS has provided the Company a copy of the Code of Conduct for Sales Representatives, Sales Force Management and Others Promoting USPG
Pharmaceuticals dated December 17, 1998 (the "Sales Force Guidelines") governing the professional conduct of its sales representatives. From time to time when such Sales Force Guidelines are to be updated or changed, ERS (i) shall provide the Company a reasonable opportunity to comment on such proposed Sales Force Guidelines, (ii) shall give reasonable consideration to any comments made by the Company regarding such proposed Sales Force Guidelines, and (iii) shall provide the final updated or changed versions of the same to the Company upon being finalized. In undertaking its co-promotion activities, the Company shall use its reasonable efforts to ensure that its sales force personnel abide by all such Sales Force Guidelines, as they are updated or changed in accordance with this Section 5.6(d) from time to time, including promptly disciplining any sales representatives violating such Sales Force Guidelines. the Company may use the information and/or materials disclosed by ERS to the Company in connection with such Sales Force Guidelines only for the purpose of performing its co-promotion activities in accordance with this Agreement. ERS shall, at all times, maintain ownership (copyright and otherwise) of all information and/or materials comprising the Sales Force Guidelines.

          (e) In the event that ERS reasonably believes the Company has (i) materially failed to competently co-promote the Product(s), (ii) materially failed to promote the Product(s) consistent with the direction provided by the JCC and/or then current Marketing Plan, or (iii) experienced a pattern of violating any Sales Force Guidelines, applicable laws, and/or applicable regulations in connection with its promotion of the Product(s), where there is a reasonable chance of reoccurrence of one or more of the violations comprising such pattern, where such violations (to the degree such violations are not due to the Company's lawful use of promotional materials approved by the JCC), when taken in the aggregate, exceed BMS's and its Subsidiaries's collective history of such violations in the applicable time period (each a "Co-Promotion Problem"), then ERS shall provide the Company with written notice of such claim including specification of the respects in which ERS believes such a Co-Promotion Problem has occurred with reasonable particularity. The JCC shall promptly meet to discuss such claims and to determine whether or not such a Co-Promotion Problem has occurred. If the JCC does not reach a consensus decision, then the matter shall be referred to the JEC for resolution, provided that Sections 2.1(d)(ii), (iii) and (iv) shall not apply with respect to such matter. If the JEC does not reach consensus decision on the matter, then ERS may submit the matter to arbitration pursuant to the Accelerated Arbitration Provisions set forth in Section 16.13(b).

          (f) Upon reaching a determination that a Co-Promotion Problem has occurred pursuant to Section 5.6(e), the JCC, the JEC, or the arbitrators, as the case may be, reaching such determination must order the suspension of all of the Company's rights to co-promote Products under this Section 5.6 for a period of time which shall last for a minimum of three months but shall not exceed six months. Upon the receipt of such an order, the Company shall suspend all activities relating to its co-promotion of Products for the period of time specified in such order.


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     5.7 Distribution and Marketing Costs. From and after the Effective Date, each of the Company and ERS shall be responsible for those Distribution Costs, Sales Costs, Marketing Costs, General and Administrative Costs, and/or Other Operating Income/Expense listed below its name in the following table, as applicable in North America and/or Japan:

-------  ----------------------------------- -----------------------------------
                The Company                            ERS
-------  ----------------------------------- -----------------------------------

North    0% of the Distribution  Costs,      100%  of the  Distribution  Costs,
America  Sales Costs and Marketing Costs.    Sales Costs and Marketing Costs.

Japan    50% of the Distribution  Costs,     50%  of  the  Distribution  Costs,
         Sales Costs,  Marketing Costs,      Sales Costs, Marketing  Costs,
         General and Administrative          General and Administrative Costs,
         Costs, and Other Operating          and Other Operating
         Income/Expense.                     Income/Expense.
-------  ----------------------------------- -----------------------------------

6. PAYMENTS.

     6.1 Upfront Payments to the Company. As partial consideration to the Company for the rights granted to ERS under this Agreement, ERS shall pay to the Company a non-refundable, non-creditable up-front payment of $200,000,000, on the date hereof.

     6.2 Milestone Payments to the Company.

          (a) As further consideration to the Company for the rights granted to ERS under this Agreement, ERS shall pay to the Company the following non-refundable and non-creditable milestone payments upon the first occurrence of each event set forth below with respect to the Products:

----------------------------------------------  -------------------------------
    Milestone Event                                        Milestone Payment
----------------------------------------------  -------------------------------

    Upon the earlier of: (i) the written
    acceptance by the FDA of the complete
    filing with the FDA of a Registration
    Application for a Product, or (ii)
    expiration of the statutory period (60                  $300,000,000
    days) without receipt of a notice of non-acceptance from the FDA regarding a Registration Application for a Product.

----------------------------------------------  -------------------------------

    Upon receipt of the written Registration                500,000,000
    for a $500,000,000 Product in the US from the FDA.

----------------------------------------------  -------------------------------


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


          The Party who receives the written acceptance, or the Registration, as the case may be, from the FDA for a milestone event shall be responsible for promptly informing the other Parties when such milestone has been achieved. The payments required pursuant to this Section 6.2(a) shall be paid within 30 days after the earlier to occur of: (i) ERS receiving the written acceptance, or the Registration, as the case may be, from the FDA for a milestone event, or (ii) the Company notifying ERS of the achievement of the relevant milestone.

          (b) In the event that the Company terminates this Agreement pursuant to clause (i) or (ii) of Section 13.4, all payments made by ERS to the Company pursuant to Section 6.2(a) shall be refunded by the Company, without interest, within 30 days after such termination.

     6.3 Distribution Fees for North America. As further consideration to the Company for the rights granted to ERS in North America under this Agreement, and subject to Section 6.4, ERS shall pay to the Company a Distribution Fee for North America equal to the sum of a percentage of annual Net Sales of the Products in North America as follows:

          (a) 39% of that portion of Net Sales in North America in the relevant calendar year that is less than or equal to [**];

          (b) [**] of that portion of Net Sales in North America in the relevant calendar year that is greater than [**] and less than or equal to [**]; and

          (c) [**] of that portion of Net Sales in North America in the relevant calendar year that is greater than [**].

     6.4 Reduction in Distribution Fee for North America. In the event that a Third Party Change of Control Transaction is announced and consummated prior to, or announced prior to and consummated after, the earliest to occur of (i) the fifth anniversary of the Effective Date, (ii) a BMS Dilution Event, and
(iii) a BMS Sell-Down; the Distribution Fee for North America shall be adjusted, commencing in the calendar month in which such Third Party Change of Control Transaction is consummated, and continuing until the expiration or termination of this Agreement, to be equal to 39% of Net Sales of the Products in North America.

     6.5 Distribution Fees for Japan. As further consideration to the Company for the rights granted to ERS in Japan under this Agreement, the Company's Distribution Fee for Japan shall be equal to the sum of 50% of Operating Profit or Loss from the sale of Products in Japan. Such amount shall be paid to the Company or credited to ERS, as the case may be, in accordance with
Section 7.

     6.6 Allocation of Sales. ERS shall allocate or reallocate sales of Products to Net Sales received in a specific calendar month or calendar year in accordance with ERS's usual and customary sales allocation practices that ERS applies to its other therapeutic oncology products.

7. PAYMENTS AND REPORTS.

     7.1 Payments. Beginning the Number of Days to Make Payment after the end of the calendar month in which the First Commercial Sale is made in the Territory and for each calendar month thereafter (no later than the Number of Days to Make Payment after the end of such calendar month),


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


ERS shall submit a statement, which shall set forth the amount of Net Sales in North America and Operating Profit or Loss in Japan, Product-by-Product, during such month, and the calculation of Distribution Fees due on such Net Sales in North America and on such Operating Profit or Loss in Japan, for such month. Each such statement shall be accompanied by the payment, if any, due to the Company or shall indicate that a credit is being issued to ERS. Any amounts credited to ERS may, in ERS's sole discretion, be set off against to correspondingly reduce any amount due the Company.

     7.2 Reports. Beginning with the month in which the First Commercial Sale is made in the Territory and for each month thereafter, (a) ERS shall submit on the fifth business day following the close of such month (closed in accordance with ERS's then standard practices), a net sales report regarding such month's Net Sales in the United States; (b) ERS shall submit on the twentieth business day following the close of such month (closed in accordance with ERS's then standard practices), a net sales report regarding such month's Net Sales in Canada; and (c) each of ERS and the Company shall submit to the other on the twentieth business day following the close of such month (closed in accordance with such Party's own then standard practices), an expense report separately detailing, for such month, such Party's Development Costs for Registrational and Non-Registrational Studies in each of North America and Japan, and Operating Profit and Loss detailed and broken down into its constituent components in accordance with the Financial Appendix. Such reports are to be made in support of the payments to be made pursuant to this Agreement and in accordance with the Financial Appendix. For the avoidance of doubt, the Parties shall also fulfill any additional reporting requirements, if any, set forth elsewhere in this Agreement.

     7.3 Mode of Payment. ERS shall make all payments required under this Agreement as directed by the Company from time to time in U.S. Dollars. Whenever conversion of payments from any foreign currency shall be required, such conversion shall be at the rate of exchange used by ERS for its own financial reporting purposes at such time without taking into account the effect of any hedging transactions by ERS or its Affiliates.

     7.4 Records Retention. ERS, the Company and each such Party's respective Affiliates shall keep complete and accurate records pertaining to the sale of Products and the Product-by-Product and Product-consolidated calculation of Net Sales in North America, Net Sales in Japan and Operating Profit or Loss in Japan, including without limitation the determination of Fully Burdened Manufacturing Cost of API and of Finished Product, Development Costs, Distribution Costs, Sales Costs, Marketing Costs, General and Administrative Costs and Other Operating Income/Expense for a period of three calendar years after the year in which such sales or costs occurred, and in sufficient detail to permit the Company to confirm the accuracy of each of the foregoing and of the aggregate Distribution Fees provided by ERS under this Agreement.

     7.5 Audit Request. During the term of this Agreement and for a period of three years thereafter, at the request and expense of any Party (the "Auditing Party"), the Company (in the case of a request by BMS or ERS) or ERS and BMS (in the case of a request by the Company), (the "Audited Party"), and its Affiliates shall permit an independent, certified public accountant appointed by the Auditing Party and reasonably acceptable to the Audited Party, at reasonable times and upon reasonable notice but not more often than two times each calendar year, to examine such records as may be necessary to determine the correctness of any report or payment made under this Agreement, to determine the consistency of actual expenditures versus the budgeted expenditures set forth in the Clinical Budget and/or any Marketing Budget, as the case may be, or obtain information as to the determination of Fully Burdened Manufacturing Cost of API (including, without limitation, the records of when during API production API batches failed, the cost and nature of such failures), the determination of Fully Burdened Manufacturing Cost of processing API into Finished Product,


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


and the aggregate Net Sales, Operating Profit or Loss and Distribution Fees payable for any calendar month, including without limitation, Development Costs, Distribution Costs, Sales Costs, Marketing Costs, General and Administrative Costs and Other Operating Income/Expense. Results of any such examination shall be made available to all Parties except that said independent, certified public accountant shall verify to the Auditing Party such amounts and shall disclose no other information revealed in such audit.

     7.6 Cost of Audit. The Auditing Party shall bear the full cost of the performance of any audit requested by the Auditing Party except as hereinafter set forth. If, as a result of any inspection of the books and records of the Audited Party and/or its Affiliates, it is shown that payments made by ERS to the Company under this Agreement were less than the amount which should have been paid, then ERS shall make all payments required to be made to eliminate any discrepancy revealed by said inspection within 30 days after the Company's demand therefor. Furthermore, if the payments made were less than 95% of the amount that should have been paid during the period in question, ERS shall also reimburse the Company for the reasonable costs of such audit; provided, however, that no such reimbursement of such audit costs shall be made in the event such audit determines that, in the period in question, the Company misstated the financial data it reported to ERS pursuant to Section 7.1 and the Financial Appendix by such an amount as to cause an increase in the underpayment by ERS great enough to trigger the threshold set forth above, without which ERS would be within such threshold. In the event that the audit shows that an overpayment has been made by ERS, such amounts shall be deducted from Distribution Fees owed to the Company. If such overpayment amounts have not been settled by such deductions from Distribution Fees within one year from the date originally overpaid, then the Company shall make all payments required to be made to ERS to eliminate any such overpayment. Furthermore, if
(i) the overpayment made was more than 105% of the amount that should have been paid during the period in question and (ii) the costs invoiced by the Company were more than 105% of the audited costs during the period in question, then the Company shall also reimburse ERS for the reasonable costs of such audit; provided, however, that no such reimbursement of such audit costs shall be made in the event such audit determines that, in the period in question, ERS misstated the financial data it reported to the Company pursuant to Section 7.1 and the Financial Appendix by such an amount as to cause an increase in the costs invoiced by the Company and/or the overpayment by ERS great enough to trigger the thresholds set forth above, without which the Company would be within such thresholds.

     7.7 No Non-Monetary Consideration for Sales. Without the prior written consent of the Company, ERS and its Affiliates shall not accept or solicit any non-monetary consideration of the sale of the Products. Subject to the applicable oversight and approval responsibilities of the PDC and the JCC set forth in Sections 2.3(b)(vii) and 2.4(b)(vii), the use by ERS and its Affiliates of a commercially reasonable amount of the Products for promotional sampling, compassionate use and indigent care shall not violate this Section 7.7.

     7.8 Taxes. In the event that ERS is required to withhold any tax to the tax or revenue authorities in any country in the Territory regarding any payment to the Company due to the laws of such country, such amount shall be deducted from the payment to be made by ERS, and ERS shall promptly notify the Company of such withholding and, within a reasonable amount of time after making such deduction, furnish the Company with copies of any tax certificate or other documentation evidencing such withholding. Each Party agrees to cooperate with the other Parties in claiming exemptions from such deductions or withholdings under any agreement or treaty from time to time in effect.

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


8. MANUFACTURE AND SUPPLY.

     8.1 Supply Obligations. Under the auspices of, and subject to review and approval by, the JMC, and except as mutually agreed by ERS and the Company, the Parties shall have the following responsibilities relating to the manufacture and supply of API and Finished Products:

          (a) Commencing on the Effective Date, and thereafter during the term of this Agreement, the Company (or its Affiliates) shall be responsible for the manufacture or supply of all requirements of API for clinical and commercial use in the Territory pursuant to this Agreement.

          (b) Prior to expiration, termination or assignment (pursuant to Section 8.9) of any existing agreement between the Company and a Third Party Manufacturer for the manufacture of Finished Products, the Company shall be the Party responsible for processing the API into Finished Products pursuant to such agreement. Commencing upon the expiration, termination or assignment (pursuant to Section 8.9) of any existing agreement between the Company and a Third Party Manufacturer for the manufacture of Finished Products, ERS shall become and thereafter shall remain the Party responsible for processing the API into Finished Products.

     8.2 Supply of API; Processing of Finished Product.

          (a) Commencing on the commercial launch of Product and thereafter during the term of this Agreement, subject to the terms and conditions of this
Section 8, the Company shall supply ERS with all of ERS's requirements for API for commercial use in the Territory pursuant to this Agreement (which shall be deemed to include all of the requirements of ERS's Affiliates), and ERS shall purchase from the Company all of such requirements for API. ERS shall place orders for the requirements of its Affiliates, and either have the Company ship directly to such Affiliates or to ERS for its reshipment to such Affiliates.

          (b) Except to the extent that the Company is responsible for processing API into Finished Products pursuant to Section 8.1(b), ERS (or its Affiliates) shall be responsible for processing the API into Finished Product, including, without limitation, all product labeling and other package inserts and materials required by the applicable Regulatory Authorities. The responsible party shall use commercially reasonable efforts to ensure that all services, facilities and goods used in connection with such manufacture comply with the applicable Manufacturing Standards in effect from time to time.

          (c) ERS and the Company shall cooperate in good faith and shall establish the Specifications for this Agreement. In order to facilitate manufacture of the API and the Finished Products, as ERS and the Company deem appropriate, such Parties shall cooperate in good faith with Third Parties to establish Specifications and Manufacturing Standards for this Agreement that conform to the extent practicable to the specifications and standards applicable to the Company's manufacture of the API and products containing the API for such Third Parties, and the Company shall use all reasonable efforts to cause such Third Parties to do the same.

          (d) The Parties intend that the Company will use BMS's Hopewell facility to provide certain services in connection with establishing a non-commercial supply of API. As soon as reasonably practicable after the Effective Date, BMS and the Company will negotiate in good faith the Company's use of BMS's process development and analytical services at BMS's Hopewell facility for the support of pre-clinical and clinical supplies of API for use in the development of Products, and the extent to which and terms on which such services will be made available to the Company.

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     8.3 Forecasts. Commencing 12 months prior to the anticipated commercial launch of the Product in any country in the Territory, no later than 180 days prior to the first day of each calendar quarter ("Q1"), ERS shall provide the Company with a non-binding (except with respect to Q1), good faith rolling forecast of estimated quantities in kilograms and anticipated delivery schedules for API for the following 12-month period (i.e., Q1 and the next three calendar quarters ("Q2," "Q3" and "Q4," respectively)), by calendar quarters. The quantity indicated for Q1 shall be considered a firm order, in accordance with Section 8.4. Such forecasts shall be revised and updated quarterly, including firm orders for the next succeeding quarter.

     8.4 Orders for API.

          (a) Together with each forecast provided under Section 8.3 (the "Current Forecast"), ERS shall place its firm order on a quarterly basis with the Company, setting forth kilograms, delivery dates and shipping instructions with respect to each shipment of API for delivery in Q1. The Company shall accept such orders from ERS, subject to the other terms and conditions of this Agreement, to the extent such quantity of API is: (i) no more than the least of: (A) the quantity thereof reflected in the Current Forecast for Q1; (B) 110% of the quantity thereof reflected for Q2 in the forecast that next preceded the Current Forecast; and (C) 125% of the quantity thereof reflected for Q3 in the forecast that next preceded the forecast referred to in clause
(i)(B); and (ii) no less than the greatest of: (A) the quantity thereof reflected in the Current Forecast for Q1; (B) 90% of the quantity thereof reflected for Q2 in the forecast that next preceded the Current Forecast; and
(C) 75% of the quantity thereof reflected for Q3 in the forecast that next preceded the forecast referred to in clause (ii)(B). ERS's orders shall be made pursuant to purchase orders which are in a form mutually acceptable to the ERS and the Company, to the extent that such form is not inconsistent with the terms of this Agreement.

          (b) The Company shall not be obligated to accept orders for Q1 to the extent the quantity of API ordered exceeds the foregoing limitations, but shall use good faith efforts to fill such orders for such excess quantities from available supplies. In the event that the Company, despite the use of good faith efforts, is unable to supply such excess quantities to ERS, such inability to supply shall not constitute a breach of the Company's obligations under this Section 8 or a Short-Term Inability to Supply or Long-Term Inability to Supply. The Company shall use all reasonable efforts to notify ERS within ten days after receipt of an order of the Company's ability to fill any amounts of such orders in excess of the quantities that the Company is obligated to supply. ERS shall notify the Company as soon as possible of an increase in ERS's requirements for API materially in excess of the limits set forth in Section 8.4(a).

          (c) In the event that ERS submits orders for API with respect to any Q1 for less than the minimum quantity of API that ERS is required to purchase under this Section 8, the Company nevertheless shall have the right to supply and ship to ERS (in accordance with the shipping instructions most recently supplied by ERS), and ERS shall have the obligation to purchase and accept from the Company, such minimum quantity of API. ERS shall notify the Company as soon as possible of a decrease in ERS's requirements for API materially below the limits set forth in Section 8.4(a). In the event of such a decrease, the Company shall use all reasonable efforts, but shall not be required, to reduce accordingly the orders for API that the Company has placed with its Third Party Manufacturers or to allocate to other purchasers API that ERS would have purchased but for such decrease.

     8.5 Delivery. With respect to exact shipping dates, the Company shall use all reasonable commercial efforts to ship or cause to be shipped quantities of API that the Company is obligated to supply pursuant to Section 8.4 on the dates specified in ERS's purchase orders submitted and accepted in accordance with Section 8.4. Notwithstanding any Incoterm that may be specified on

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


ERS's API purchase order, all API to be delivered pursuant to this Agreement shall be delivered in accordance with this Section 8.5, suitably packed in bulk containers for shipment, and marked for shipment to the final destination point indicated in ERS's purchase order. The shipping packaging used in connection with such API deliveries shall be in accordance with cGMP with respect to protection of the API during transportation, taking into consideration the mode(s) of transport ERS has elected to use for each such shipment, the final destination point of each such shipment and reasonable expectations regarding shipment time duration and possible delays associated therewith. Transportation of API may be made by rail, road, air, sea, inland waterway or by a combination of such modes of transport. The Company will deliver or cause to be delivered all API, cleared for export (if applicable based on the final destination point and expected travel route indicated in ERS's purchase order), to the carrier nominated by ERS at a point selected by the Company. If such delivery occurs at the Company's or a Third Party's premises, the Company or such Third Party shall be responsible for loading. If delivery occurs at any other place, the Company or such Third Party shall not be responsible for unloading. If ERS nominates a Person other than a carrier to receive the API, the Company shall be deemed to have fulfilled its obligation to deliver the API when the API is delivered to that Person. Title and risk of loss shall transfer to ERS upon delivery to the carrier or Person designated by ERS.

     8.6 Purchase Price.

          (a) The purchase price for all API supplied by the Company to ERS pursuant to this Section 8 for commercial use in North America shall be the Company's Fully Burdened Manufacturing Cost for such API plus a mark-up of 10%; provided, however process development, process improvement, scale-up, recovery, and qualification lots costs (although components of Fully Burdened Manufacturing Cost) shall not be subject to the mark-up of 10%.

          (b) For all API  supplied  by the  Company to ERS  pursuant  to this
Section 8 for commercial use in Japan, the Company's Fully Burdened Manufacturing Cost for such API shall be included in the calculation of Operating Profit or Loss, pursuant to the Financial Appendix. Similarly, ERS's Fully Burdened Manufacturing Cost for the processing API into Finished Product for commercial use in Japan shall be included in the calculation of Operating Profit or Loss, pursuant to the Financial Appendix.

          (c) For API supplied to ERS for the clinical studies and for commercial use in North America, the Company shall submit invoices to ERS for API promptly after shipment. Payments shall be made by ERS within 60 days after ERS's receipt of the invoice. ERS has no obligation to pay for any shipment of API that (i) ERS and the Company agree does not to meet the Specifications and/or Manufacturing Standards, or (ii) in accordance with
Section 8.8(b), ERS has found not to meet the Specifications and/or Manufacturing Standards while such findings have not been contradicted by independent laboratory testing. Upon the Company's receipt of a notice from ERS claiming that a shipment of API does not meet the Specifications and/or applicable Manufacturing Standards, the time period for payment of such shipment or such batch shall toll until such time as such non-conformity questions regarding such shipment or such batch are resolved in accordance with Section 8.8. All relevant terms of Section 7 with respect to payments of Distribution Fees shall apply to the payment of invoices for the supply of API.

          (d) Once the Company begins manufacturing API itself, it shall use its commercially reasonable efforts to reduce the Fully Burdened Manufacturing Cost of manufacturing API itself to an amount equal to or less than [**] before the end of calendar year [**]. The foregoing sentence shall apply only to API for the initial Product, and not to any other Products or line extensions. If, in order to achieve the reduction referred to in the first sentence of this Section 8.6(d), the Company reasonably determines that it must change the cell line and/or manufacturing process for the Product,

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


the JMC shall approve such change and ERS shall assume all costs of any testing, qualification, scale-up, regulatory filings, and additional clinical trials which are reasonably necessary to support such changes in addition to, and not as part of, the Development Costs assumed elsewhere in this Agreement. In the event that the Company does not achieve the target Fully Burdened Manufacturing Cost set forth in the first sentence of this Section 8.6(d), any excess of Fully Burdened Manufacturing Cost above such target cost shall be [**] by ERS and the Company, after the end of calendar year [**].

     8.7 Conformity; Specifications; Quality Control

          (a) All  quantities of API supplied by the Company  pursuant to this
Section 8 will comply in all material respects with the Specifications and applicable Manufacturing Standards and shall adhere in all material respects to all applicable governmental laws and regulations relating to the manufacture, sale and shipment of each shipment of API at the time it is shipped by the Company hereunder.

          (b) Changes to the Specifications shall be made only by the JMC.

          (c) The Company shall conduct, or cause to be conducted, quality control testing of API prior to shipment, in accordance with the Specifications and applicable Manufacturing Standards as are in effect from time to time and such other quality control testing procedures adopted by the JMC from time to time (collectively, the "Testing Methods"). Initially and until decided otherwise by the JMC, the Testing Methods shall include all FDA required release testing and the Company shall undertake all such tests. The Company shall retain records pertaining to such testing. Each shipment of API hereunder shall be accompanied by a certified quality control protocol and certificate of analysis for each lot of API therein as well as such customs and other documentation as is necessary or appropriate.

          (d) ERS shall have the right, at reasonable times and upon reasonable notice, to inspect all facilities at which API is manufactured pursuant to this Section 8 for compliance with cGMP, subject to existing agreements with Third Party Manufacturers.

          (e) All units of Finished Product manufactured pursuant to this Agreement will comply in all material respects with the applicable Manufacturing Standards and specifications for Finished Products determined by the JMC and shall adhere in all material respects to all applicable governmental laws and regulations relating to the manufacture, sale and shipment of each Finished Product at the time it is manufactured and distributed hereunder.

          (f) The  Party  responsible  for  processing  the API into  Finished
Products (either ERS or the Company to the extent that the Company is responsible for processing API into Finished Products pursuant to Section 8.1(b)) shall conduct, or cause to be conducted, quality control testing of each Finished Product prior to shipment, in accordance with the applicable Manufacturing Standards and specifications for Finished Products determined by the JMC, as are in effect from time to time and such other quality control testing procedures adopted by the JMC from time to time. Such Party shall retain records pertaining to such testing.

     8.8 Acceptance/Rejection; Interim Replacement.

          (a) ERS may test or cause  to be  tested  API  supplied  under  this
Section 8 in accordance with ERS's customary procedures within 30 days of its receipt at ERS's plant or that of

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


its designee. ERS or its designee shall have the right to reject any shipment of API made to it under this Agreement that does not meet the Specifications and applicable Manufacturing Standards in any material respects when received by it at such destination when tested in accordance with the Testing Methods. All claims by ERS of non-conforming API shall be deemed waived unless made by ERS in writing and received by the Company within such 30-day period.

          (b) All claims of non-conforming API shall be accompanied by a report of analysis (including a sample of the API from the batch analyzed) of the allegedly non-conforming API that shall have been made by ERS or its designee, using the Testing Methods. The Company shall promptly undertake its own analysis of such sample after receiving such claim and report from ERS. If, after its own analysis, the Company does not confirm such non-conformity, the JMC shall agree to retest the shipment or otherwise in good faith attempt to agree upon a settlement of the issue. In the event that the JMC cannot resolve the issue, the JMC shall submit the disputed API to an independent testing laboratory, to be agreed upon by the JMC, for testing in accordance with the Testing Methods. Notwithstanding Section 16.13, the findings of such laboratory shall be binding on the Parties, absent manifest error. Expenses of such independent testing shall be borne by either ERS or the Company depending on which such Party is adversely affected by such findings. In the event that any API shipment or batch thereof is ultimately agreed or found not to meet the Specifications and/or applicable Manufacturing Standards, the Company agrees to replace such shipment or batch with conforming API and pay for all reasonable out of pocket expenses incurred by ERS and the Company in connection with shipping and/or storing such replacement API and storing the non-conforming API. Such replacement shipment of API shall be treated as a new, additional shipment of API (that will be separately invoiced by the Company) for all purposes, including measuring its conformity to the Specifications and applicable Manufacturing Standards and ERS's payment for such additional shipment. ERS shall return any such rejected shipment to the Company if so instructed by the Company, at the Company's expense. In the event that any API shipment or batch thereof is ultimately agreed or found to meet the Specifications and applicable Manufacturing Standards, ERS shall accept and pay for such shipment or batch in accordance with Section 8.6(c).

          (c) Within 30 business days following December 31st of each calendar year after the first shipment of API by the Company in the Territory (or upon such other times agreed to by the Finance Committee), the Finance Committee shall undertake a series of calculations to determine the amount, if any, of overpayment by ERS to the Company of Fully Burdened Manufacturing Cost for API during the preceding calendar year, as follows:

               (i) The Finance Committee shall review and determine the following information regarding the previous calendar year's production of
API:

     --------------------------------------------------------------------------

     Total Number of All Batches = total number of all (including successful, failed and non-conforming batches) API batches manufactured by the Company or attempted to be manufactured by the Company

     --------------------------------------------------------------------------

     Total Number of Failed Batches = total number of all failed or non-conforming API batches manufactured by the Company or attempted to be manufactured by the Company

     --------------------------------------------------------------------------

     Total Cost of Failed Batches = total cost of all failed or non-conforming
     API
     --------------------------------------------------------------------------

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     --------------------------------------------------------------------------

     batches manufactured by the Company or attempted to be manufactured by the Company (as such are reported as part of Fully Burdened Manufacturing Cost for API during such calendar year)

     --------------------------------------------------------------------------

               (ii) The Finance Committee shall undertake the following calculations:

     --------------------------------------------------------------------------

     Average Cost Per Failed Batch = Total Cost of Failed Batches / Total Number of Failed Batches

     --------------------------------------------------------------------------

     Allowable Number of Failures = Total Number of All Batches x Allowable Failure Rate applicable to the calendar year under review

     --------------------------------------------------------------------------

     Number of Excess Failed Batches = Total Number of Failed Batches - Allowable Number of Failures

     --------------------------------------------------------------------------

               (iii) If the Number of Excess Failed Batches is greater than zero, then the Finance Committee shall undertake the following calculation:

     --------------------------------------------------------------------------

     Amount of Overpayment = Average Cost Per Failed Batch x Number of Excess Failed Batches

     --------------------------------------------------------------------------

If the Number of Excess Failed Batches is greater than zero, the Company shall reimburse ERS for the Amount of Overpayment within 3 business days after the completion of the calculation of such amount. Prior to receiving any such payment, ERS may elect to credit any such amount due against any payment owed to the Company under this Agreement. For purposes of such determinations, the "Allowable Failure Rate" for the manufacture of API, in the aggregate, in calendar years 2001 and 2002 shall be [**]; in calendar years 2003 and 2004, the "Allowable Failure Rate" for the manufacture of API shall be [**]; and in calendar year 2005 and in all subsequent calendar years, the "Allowable Failure Rate" for the manufacture of API shall be [**]. In the event the Finance Committee does not agree on the Amount of Overpayment, such matter shall be referred to the JEC for resolution.

          (d) Upon the Company's receipt of a claim that a shipment or batch thereof of API does not meet the Specifications and/or applicable Manufacturing Standards, the Company shall use commercially reasonable efforts to replace such shipment or batch thereof with an additional shipment of API that does conform to such standards as soon as practicable.

     8.9 Third Party Manufacturers. The Parties acknowledge and agree that the Company currently obtains Finished Products through written contractual arrangements with Third Party Manufacturers. Upon the execution and delivery of this Agreement, the Company shall use

Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


commercially reasonable efforts to assign all such written contracts to ERS, and upon such assignment, the Company shall and hereby does represent and warrant that, as of the Effective Date, to the knowledge of the Company it is not in breach under any such contracts and that data and information provided to ERS by the Company relating to such contracts is accurate and complete in all material respects and contains no material errors or omissions. If any of such contracts are not assigned (after the Company's use of commercially reasonable efforts to secure their assignment under such contracts), ERS will reimburse the Company for the cost of producing Finished Product. The JMC shall prepare a strategy and transition plan for transitioning the production of Finished Products from such Third Party Manufacturers to ERS, which shall provide for a reasonably sufficient amount of time for ERS to be able to manufacture all of its requirements of Finished Products. The JMC may, from time to time, determine that the Company may use Third Party Manufacturers to supply all or some of the API it is required to supply to ERS under this Agreement.

     8.10 Inventory Management ERS shall maintain inventory of Finished Product and API in accordance with ERS's usual and customary inventory management practices that ERS applies to its other therapeutic oncology products.

     8.11 Shortage of Supply.

          (a) The Company shall notify ERS: (i) as promptly as possible, but in no event more than ten days after the Company's receipt of a firm order from ERS as provided in Section 8.4, or (ii) immediately upon becoming aware that the Company is unable to supply the quantity of API to ERS that the Company is required to supply hereunder, if the Company is unable to supply such quantities of API. In such event, the Company shall implement all commercially reasonable efforts to remedy such shortage, including through the use of Third Party Manufacturers for all or a portion of such quantities of API, as determined are necessary by the JMC.

          (b) In the event that the Company is unable to supply both ERS's requirements of API and the Company's and Third Parties' requirements for the API due to force majeure or otherwise, the Company shall allocate the API that the Company has in inventory and that the Company is able to produce among the quantities of all such requirements, so that ERS receives at least its proportionate share of such available supplies, as determined from reasonable forecasts (taking into consideration past sales and sales performance against forecast) and orders, for the API.

     8.12 Inability to Supply.

          (a) In the event of any Short-Term Inability to Supply or Long-Term Inability to Supply, ERS shall be entitled in proportion to the supply shortfall to delay the incurrence of the Development Costs and/or the Distribution Costs, Sales Costs and/or Marketing Costs for the relevant period, until such Short-Term Inability to Supply or Long-Term Inability to Supply ends. The Clinical Budget and/or the relevant Marketing Budget shall be adjusted accordingly. Any issues relating to the application of this provision shall be subject to review by the relevant Committee, and any resolution of such matters shall require a consensus decision by such Committee, not subject to the tie-break mechanisms of the relevant Sections of this Agreement.

          (b) An "Inability to Supply" shall mean: (i) with respect to the supply of API for Registrational Studies or Non-Registrational Studies, the Company's failure for any reason, including without limitation force majeure reasons or otherwise, to supply ERS with quantities of API meeting the Specifications and Manufacturing Standards equal to at least [**] of the quantity of API set forth in the applicable time period on Exhibit 8.12(B)(i); and (ii) with respect to the supply of API for commercial sales, the Company's failure for any reason, including without limitation force majeure reasons or otherwise, to supply ERS with quantities of API meeting the Specifications and

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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


Manufacturing Standards equal to at least [**] of the quantity of API set forth in the applicable time period on Exhibit 8.12(B)(ii).

          (c) A "Short-Term Inability to Supply" is an Inability to Supply that is reasonably expected to continue for no more than a six-month period of time.

          (d) A "Long-Term Inability to Supply" shall mean any Inability to Supply that is reasonably expected to exceed or actually exceeds a six-month period of time.

          (e) In the event that ERS believes that any Long-Term Inability to Supply exists, ERS shall provide the Company with written notice of such claim and the JMC shall promptly meet to discuss such claims and to determine whether the alleged Long-Term Inability to Supply exists and whether it is due solely to a force majeure event. If the JMC does not reach a consensus decision in its deliberations regarding such claims, then the matter shall be referred to the JEC for resolution, provided that Sections 2.1(d)(ii), (iii) and (iv) shall not apply with respect to such matter. If the JEC does not reach consensus decision on the matter, then ERS may submit the matter to arbitration pursuant to the Accelerated Arbitration Provisions set forth in
Section 16.13(b). The Parties shall reasonably and promptly cooperate with the JMC, JEC, and arbitrators, as the case may be, during their proceedings regarding such claims.

          (f) If a determination is made pursuant to Section 8.12(e), by the JMC, the JEC, or the arbitrators, as the case may be, that a Long-Term Inability to Supply exists, the JEC shall re-evaluate the Clinical Development Plans, Marketing Plans, Clinical Budget and/or the Marketing Budgets in view of such Long-Term Inability to Supply. If a determination is made pursuant to
Section 8.12(e), by the JMC, the JEC, or the arbitrators, as the case may be, that a Long-Term Inability to Supply exists and is not due solely to a force majeure event, then: (i) for so long as such Long-Term Inability to Supply continues, the JMC shall be co-chaired by representatives of ERS and the Company and matters that are the subject of a deadlock arising in the JMC shall be resolved in accordance with the Accelerated Arbitration Provisions of
Section 16.13(b); (ii) the Company shall reasonably cooperate with ERS to establish an alternative supply, including locating qualified third party manufacturers and sources of materials; and (iii) the JMC shall (with the understanding that the goal of the Parties shall be to transition the manufacture and supply of API back to the Company as soon as practicable, to the extent that such Long-Term Inability to Supply ceases to exist) authorize the taking of one or more the following actions to make up for the API supply shortfall, in the order of preference listed below, and with the understanding that performance of API supply obligations and responsibilities under each of the actions listed below shall be reasonably consistent with the scope of performance of such obligations and responsibilities contemplated to be performed by the Company as the primary source of API supply:

          first, make use of the internal capacity of BMS and/or ERS to fill the API supply shortfall;


          second, contract with a third party manufacturer to fill the API supply shortfall; and


          third, take such other actions as may be necessary for purposes of filling the API supply shortfall.

          (g) The Company shall reimburse ERS for all reasonable out-of-pocket costs incurred in connection with making up for a shortfall in API supply pursuant to Section 8.12(f); provided,


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


however that such reimbursable costs shall not include the costs of purchasing API from a third party manufacturer or the costs of purchasing any component used to manufacture API for purposes of calculating Fully Burdened Manufacturing Cost as defined in Exhibit 1.35 (as applied to ERS) other than those directly relating to the startup of biologic operation for the Product, including any efficiency, activity and spending variances from standards as well as any underabsorbed overhead expenses incurred during such startup, including, without limitation, capital investments undertaken by ERS that are authorized by the JMC which relate to ERS's use, dedication, expansion, and/or creation of ERS's internal capability to supply API. The rights of ERS pursuant to this Section 8.12 shall not be affected in any way by ERS's waiver or failure to take action with respect to any previous failure by the Company. Any rights provided to ERS pursuant to this Section shall be in addition to any other rights or remedies available to ERS at law or in equity.

          (h) If a determination is made pursuant to Section 8.12(e), by the JMC, the JEC, or the arbitrators, as the case may be, that a Long-Term Inability to Supply exists and is due solely to a force majeure event, then the JMC shall meet to determine how to rectify such Long-Term Inability to Supply. If the JMC does not reach a consensus decision, then the matter shall be referred to the JEC for resolution, provided that Sections 2.1(d)(ii),
(iii) and (iv) shall not apply with respect to such matter. If the JEC does not reach consensus decision on the matter, then any Party may submit the matter to arbitration pursuant to the Accelerated Arbitration Provisions set forth in Section 16.13(b). The Parties shall reasonably and promptly cooperate with the JMC, JEC, and arbitrators, as the case may be, during their proceedings regarding such Long-Term Inability to Supply.

          (i) In the event that ERS or a third party manufacturer is to supply API in accordance with Section 8.12(f), the Company shall fully cooperate with ERS or such third party manufacturer, as the case may be, and take all actions necessary to qualify them as a manufacturer of API, including, without limitation: (i) providing them with copies of all documentation within the Company's possession and control that is reasonably necessary for them to manufacture API; (ii) providing such technical assistance as is reasonably necessary to enable them to manufacture API in accordance with the Specifications and the applicable Manufacturing Standards; and (iii) to the extent that ERS or a third party manufacturer supplies API pursuant to Section 8.12(f), ERS shall be relieved of its obligation to purchase from the Company such quantities of API.

9. OWNERSHIP; PATENTS; TRADEMARKS.

     9.1 Ownership. All Inventions developed by any Party or jointly by the Company, ERS, and/or BMS shall be owned by the Company, except for Inventions developed solely by ERS and/or BMS which have general utility in connection with other products and/or compounds in addition to the Compounds and/or Products, in which case ERS shall own such Inventions ("ERS Inventions"). To the extent necessary to effectuate the foregoing, ERS shall take any action reasonably necessary to effectuate the Company's ownership pursuant to the foregoing. The Company shall have all right, title and interest in and to the Patents, Know-How, and Trademarks, whether in existence on the Effective Date or developed during the term of this Agreement, subject to the rights granted to ERS and BMS pursuant to this Agreement.

     9.2 Maintenance of the Patents.

          (a) The Company shall have full responsibility for, and shall control the preparation and prosecution of, all patent applications and the maintenance of all patents relating to the Technology (including the Patents) throughout the Territory. In connection therewith, the Company shall generally consult with ERS on all future filings with respect to the Patents and the prosecution


                                      43


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


and maintenance of such Patents, including where appropriate or reasonably requested by ERS, providing copies to ERS of any such filings made to, and written communications received from, any patent office relating, in whole or in part, to the Patents. The Company shall pay all costs and expenses of filing, prosecuting and maintaining the Patents and the patents covering Inventions arising from the Technology. ERS shall have full responsibility for, and shall control the preparation and prosecution of, all patent applications and the maintenance of all patents relating to ERS Inventions throughout the Territory. In connection therewith, ERS shall generally consult with the Company on all future filings with respect to such patents and the prosecution and maintenance of such patents, including where appropriate or reasonably requested by the Company, providing copies to the Company of any such filings made to, and written communications received from, any patent office relating, in whole or in part, to such patents. ERS shall pay all costs and expenses of filing, prosecuting and maintaining patents covering ERS Inventions. Notwithstanding the foregoing, the Company shall not have the right to file patent applications or maintain patents for ERS Inventions, regardless of whether such ERS Inventions relate to the Technology. Upon a determination by the PDC that a patent application should be filed for an Invention relating to a Product that the PDC intends to commercialize in a particular country, the Company shall, at it sole cost and expense, file patent applications for such Invention in such country.

          (b) Each Party agrees to cooperate with the other Parties to execute all lawful papers and instruments, to make all rightful oaths and declarations and to provide consultation and assistance as may be necessary in the preparation, prosecution, maintenance and enforcement of all such patents and patent applications pursuant to this Agreement.

9.3 Patent Enforcement.

          (a) If any Party learns of an infringement, unauthorized use, misappropriation or ownership claim or threatened infringement or other such claim (any of the foregoing, an "infringement") by a Third Party with respect to any Technology or any Trademark within the Territory, such Party shall promptly notify the other Parties and shall provide such other Parties with available evidence of such infringement.

          (b) The Company shall have the first right, but not the duty, to institute patent or trademark infringement actions against Third Parties based on any Technology or Trademark in the Territory. If the Company does not institute an infringement proceeding against an offending Third Party within 180 days of learning of such infringement or, in the event that a Third Party files a paragraph IV certification relating to any Patent pursuant to 21 U.S.C. ss.355(j)(2)(A)(vii)(IV) of the Hatch/Waxman Act (or any successor statute), if the Company does not institute an infringement proceeding against such Third Party within 30 days of receipt of notice of such paragraph IV certification, ERS shall have the right, but not the duty, to institute such an action with respect to any infringement by such Third Party; provided that ERS may not enter into any settlement, consent judgment or other voluntary final disposition of such action which adversely effects any Technology or Trademark without the prior written consent of the Company, which will not be unreasonably withheld. The costs and expenses of any such action (including fees of attorneys and other professionals) shall be borne by the Party instituting the action, or, if the Parties elect to cooperate in instituting and maintaining such action, such costs and expenses shall be borne by the Parties in such proportions as they may agree in writing. Each Party shall execute all necessary and proper documents, take such actions as shall be appropriate to allow the other Party(ies) to institute and prosecute such infringement actions and shall otherwise cooperate in the institution and prosecution of such actions (including, without limitation, consenting to being named as a nominal party thereto). Each Party prosecuting any such infringement actions shall keep the other Parties reasonably informed as to the status of such actions. Any award paid by Third Parties as a result of such an


                                      44


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


infringement action (whether by way of settlement or otherwise) shall be applied first to reimburse the Parties for all costs and expenses incurred by the Parties with respect to such action on a pro rata basis and, if after such reimbursement any funds shall remain from such award, they shall be allocated as follows: (i) if the Company has instituted and maintained such action alone, the Company shall be entitled to retain such remaining funds; (ii) if ERS and/or BMS has instituted and maintained such action alone, ERS and/or BMS, as the case may be, shall be entitled to retain such remaining funds; or
(iii) if the Parties have cooperated in instituting and maintaining such action, the Parties shall allocate such remaining funds between themselves in the same proportion as they have agreed to bear the expenses of instituting and maintaining such action.

          (c) ERS shall have the first right, but not the duty, to institute patent infringement actions against Third Parties based on the use of ERS Inventions which are used in the development, use, manufacture, distribution, promotion and/or sale of Compounds and/or Products in the Field. If ERS does not institute an infringement proceeding against an offending Third Party within 180 days of learning of such infringement or, in the event that a Third Party files a paragraph IV certification relating to any ERS Inventions pursuant to 21 U.S.C. ss.355(j)(2)(A)(vii)(IV) of the Hatch/Waxman Act (or any successor statute), if ERS does not institute an infringement proceeding against such Third Party within 30 days of receipt of notice of such paragraph IV certification, the Company shall have the right, but not the duty, to institute such an action with respect to any infringement by such Third Party; provided that the Company may not enter into any settlement, consent judgment or other voluntary final disposition of such action which adversely effects any ERS Inventions without the prior written consent of ERS, which will not be unreasonably withheld. The costs and expenses of any such action (including fees of attorneys and other professionals) shall be borne by the Party instituting the action, or, if the Parties elect to cooperate in instituting and maintaining such action, such costs and expenses shall be borne by the Parties in such proportions as they may agree in writing. Each Party shall execute all necessary and proper documents, take such actions as shall be appropriate to allow the other Party(ies) to institute and prosecute such infringement actions and shall otherwise cooperate in the institution and prosecution of such actions (including, without limitation, consenting to being named as a nominal party thereto). Each Party prosecuting any such infringement actions shall keep the other Party(ies) reasonably informed as to the status of such actions. Any award paid by Third Parties as a result of such an infringement action (whether by way of settlement or otherwise) shall be applied first to reimburse the Parties for all costs and expenses incurred by the Parties with respect to such action on a pro rata basis and, if after such reimbursement any funds shall remain from such award, they shall be allocated as follows: (i) if ERS and/or BMS has instituted and maintained such action alone, ERS and/or BMS, as the case may be, shall be entitled to retain such remaining funds; (ii) if the Company has instituted and maintained such action alone, the Company shall be entitled to retain such remaining funds; or
(iii) if the Parties have cooperated in instituting and maintaining such action, the Parties shall allocate such remaining funds between themselves in the same proportion as they have agreed to bear the expenses of instituting and maintaining such action.

     9.4 Infringement Action by Third Parties.

          (a) In the event of the institution or threatened institution of any suit by a Third Party against ERS for patent or trademark infringement involving the manufacture, use, distribution, sale or marketing of a Product in the Territory, ERS shall promptly notify the Company in writing of such suit. Unless otherwise covered by Section 12.3(c), the Company shall be required to diligently defend such suit at its own expense shall control the defense of such action and, subject to Section 9.4(c), shall be responsible for all damages incurred as a result thereof and shall indemnify ERS in connection therewith. ERS hereby agrees to assist and cooperate with the Company, at the Company's reasonable request and expense, in the defense of any suit related to the Technology or Trademark (including, without limitation, consenting to being named as a nominal party thereto).


                                      45


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


During the pendency of such action and thereafter, ERS shall continue to make all payments due under this Agreement. If the Company finally prevails and receives an award from such Third Party as a result of such action (whether by way of judgment, award, decree, settlement or otherwise), such award shall be retained entirely by the Company.

          (b) In the event of the institution or threatened institution of any suit by a Third Party against ERS for patent infringement involving the ERS Inventions which are used in the development, use, manufacture, distribution, promotion and/or sale of Compounds and/or Products in the Field, ERS shall promptly notify the Company in writing of such suit. ERS shall be required to diligently defend such suit at its own expense, shall control the defense of such action and shall be responsible for all payment of damages incurred as a result thereof (or payment of any license fees incurred in connection with any license obtained by the Parties from such Third Party); provided that (A) to the extent that such suit relates to ERS Inventions used solely by the Company, the Company shall diligently defend such suit at its own expense, shall control the defense of such action and shall be responsible for all payment of damages incurred as a result thereof (or payment of any license fees incurred in connection with any license obtained by the Company from such Third Party) and (B) to the extent that such suit relates to ERS Inventions used by both ERS and the Company, the Parties shall cooperate in the defense of such action and shall be responsible for payment of damages incurred as a result thereof (or payment of any license fees incurred in connection with any license obtained by the Parties from such Third Party) on a basis which is proportionate to their relative usage of such ERS Inventions. In the event that a Party is solely responsible for defending an action involving ERS Inventions, the other Party(ies) shall assist and cooperate with such Party, at such Party's reasonable request and expense. If a Party which is solely responsible for defending an action involving ERS Inventions finally prevails and receives an award from such Third Party as a result of such action (whether by way of judgment, award, decree, settlement or otherwise), such award shall be retained entirely by such Party. If the Parties cooperate in the defense of an action involving ERS Inventions pursuant to (B) above and such Parties finally prevail and receive an award from such Third Party as a result of such action (whether by way of judgment, award, decree, settlement or otherwise), such award shall be shared on an equitable basis by the Parties.

          (c) Unless otherwise covered by Section 12.3(c), (A) in the event that the PDC determines that a license under Third Party patents or trademarks should be obtained to avoid infringement of such Third Party patents or trademarks in order to make, have made, use or sell any Product in any country(ies) in North America or in Japan, or royalties should be paid to such Third Party in respect of sales of such Products in such country(ies) in North America or in Japan (provided that the Parties agree for the purposes of this Section 9.4(c), that the PDC shall be deemed to have determined that licenses obtained prior to the execution of this Agreement that are held by the Company should have been so obtained), or (B) if the Company or ERS finally loses and is required to pay damages or an award to a Third Party as a result of an action commenced under Section 9.4(a) (whether by way of judgment, award, decree, settlement or otherwise); then: (i) the Distribution Fees due from ERS to the Company pursuant to Sections 6.3 with respect to rights in North America shall be increased by an amount equal to [**] of any royalties or damages attributable to Net Sales in North America, up to a maximum increase equal to: (1) [**] of Net Sales of Products in North America during any calendar quarter during calendar years 2002 through and including 2006; and
(2) [**] of Net Sales of Products in North America during any calendar quarter following 2006; and (ii) with respect to rights in Japan, the Company shall be entitled to allocate an amount equal to any royalties or damages attributable to Net Sales in Japan against Cost of Goods Sold (in accordance with the Financial Appendix) up to a maximum amount equal to: (1) [**] of Net Sales of Products in Japan during any calendar quarter during calendar years 2002 through and including 2006; and (2) [**] of Net Sales of Products in the Japan during any calendar quarter following 2006.


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


10. PUBLICATION; CONFIDENTIALITY

     10.1 Notification. The Parties recognize that each may wish to publish the results of their work relating to the subject matter of this Agreement. However, the Parties also recognize the importance of acquiring patent protection. Consequently, subject to any applicable laws or regulations obligating any Party to do otherwise, any proposed publication by any Party shall comply with this Section 10. All publications, whether written or oral, shall be prepared in accordance with the joint publication strategy established and approved by the PDC. At least 45 days before a manuscript is to be submitted to a publisher, the publishing Party will provide the PDC with a copy of the manuscript. If the publishing Party wishes to make an oral presentation, it will provide the PDC with a summary of such presentation at least 30 days before such oral presentation and, if an abstract is to be published, 30 days before such abstract is to be submitted. Any oral presentation, including any question period, shall not include any Confidential Information unless the Parties otherwise mutually agree in writing in advance of such oral presentation.

     10.2 Review. The PDC will review the manuscript, abstract, text or any other material provided to it under Section 10.1 to determine whether patentable subject matter is disclosed. The PDC will notify the publishing Party within 30 days of receipt of the proposed publication if the PDC, in good faith, determines that patentable subject matter is or may be disclosed, or if the PDC, in good faith, believes Confidential Information is or may be disclosed. If it is determined by the PDC that patent applications should be filed, the publishing Party shall delay its publication or presentation for a period not to exceed 60 days from the PDC's receipt of the proposed publication or presentation to allow time for the filing of patent applications covering patentable subject matter. In the event that the delay needed to complete the filing of any necessary patent application will exceed the 60-day period, the PDC will discuss the need for obtaining an extension of the publication delay beyond the 60-day period. If it is determined in good faith by the PDC that Confidential Information or proprietary information is being disclosed, the Parties will consult in good faith to arrive at an agreement on mutually acceptable modifications to the proposed publication or presentation to avoid such disclosure.

     10.3 Confidentiality; Exceptions. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing, the Parties agree that, during the term of this Agreement and for ten years thereafter, the receiving Party, its Affiliates and its licensees shall, and shall ensure that their respective employees, officers, directors and other representatives shall, keep completely confidential and not publish or otherwise disclose and not use for any purpose any information furnished to it or them by the disclosing Party, its Affiliates or its licensees or developed under or in connection with this Agreement, except to the extent that it can be established by the receiving Party by competent proof that such information:
(i) was already known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the disclosing Party; (ii) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party; (iii) became generally available to the public or was otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement; or (iv) was disclosed to the receiving Party, other than under an obligation of confidentiality, by a Third Party who had no obligation to the disclosing Party not to disclose such information to others (all such information to which none of the foregoing exceptions applies, shall be deemed "Confidential Information").

     10.4 Exceptions to Obligation. The restrictions contained in Section 10.3 shall not apply to Confidential Information that: (i) is submitted by the recipient to governmental authorities to facilitate the issuance of Registrations for the Product, provided that reasonable measures shall be


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Confidential    treatment   requested   by   Bristol-Myers   Squibb   Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


taken to assure confidential treatment of such information; (ii) is provided by the recipient to Third Parties under confidentiality provisions at least as stringent as those in this Agreement, for consulting, manufacturing development, manufacturing, external testing, or marketing trials; or (iii) is otherwise required to be disclosed in compliance with applicable laws or regulations or order by a court or other regulatory body having competent jurisdiction; provided that if a Party is required to make any such disclosure of disclosing Party's Confidential Information such Party will, except where impracticable for necessary disclosures (for example, to physicians conducting studies or to health authorities), give reasonable advance notice to the disclosing Party of such disclosure requirement and, except to the extent inappropriate in the case of patent applications, will use its best efforts to secure confidential treatment of such Confidential Information required to be disclosed.

     10.5 Limitations on Use. Each Party shall use, and cause each of its Affiliates and its licensees to use, any Confidential Information obtained by such Party from the disclosing Party, its Affiliates or its licensees, pursuant to this Agreement or otherwise, solely in connection with the activities or transactions contemplated hereby.

     10.6 Remedies. Each Party shall be entitled, in addition to any other right or remedy it may have, at law or in equity, to an injunction, without the posting of any bond or other security, enjoining or restraining the disclosing Party, its Affiliates and/or its licensees from any violation or threatened violation of this Section 10.

11. REPRESENTATIONS AND WARRANTIES.

     11.1 Representations and Warranties of the Parties. Each Party represents and warrants to each of the other Parties, as of the Effective Date, that:

          (a) Such Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof;

          (b) Such Party has taken all corporate action necessary to authorize the execution and delivery of this Agreement and the performance of its obligations under this Agreement and has full power and authority to enter into this Agreement and perform its obligations under this Agreement; and

          (c) This Agreement has been duly executed by such Party and constitutes a valid and legally binding obligation of such Party, enforceable in accordance with its terms, subject to and limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws generally applicable to creditors' rights; and (ii) judicial discretion in the availability of equitable relief.

          (d) Such Party is not required to obtain the consent, approval, order, or authorization of any Third Party, or complete any registration, qualification, designation, declaration or filing with, any federal, state, local, or provincial governmental authority, in connection with the execution and delivery of this Agreement and the performance by such Party of its obligations under this Agreement, including, without limitation, the grant of rights to the other Parties pursuant to this Agreement, or such Party has done so (with respect to the Company, including, without limitation,


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Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


that all consents, approvals and authorizations required pursuant to the Merck Agreement have been secured by the Company); and

          (e) The execution and delivery of this Agreement, and the performance by such other Party of its obligations under this Agreement, including without limitation the grant of rights to the other Parties pursuant to this Agreement, will not: (i) conflict with, nor result in any violation of or default under any such instrument, judgment, order, writ, decree, contract or provision; (ii) give rise to any event that results in the creation of any lien, charge or encumbrance upon any assets of such Party or the suspension, revocation, impairment, forfeiture or non-renewal of any material permit, license, authorization or approval that applies to such Party, its business or operations or any of its assets or properties; or (iii) conflict with any rights granted by such Party to any Third Party or breach any obligation that such Party has to any Third Party.

     11.2 Representations and Warranties of the Company. The Company represents and warrants to each of ERS and BMS, as of the Effective Date, that, except as disclosed in Company SEC Documents or in the disclosure letter previously delivered by the Company to BMS:

          (a) The Company is the owner of, or has exclusive rights to, all of the Patents and Trademarks in existence on the Effective Date, and has the exclusive right to grant the rights granted under this Agreement therefor. To the knowledge of the Company, all of the Patents and Trademarks are valid, in full force and effect and have been maintained to date, and are not the subject of any interference or opposition proceedings;

          (b) To the knowledge of the Company, the Company (i) is not aware of any asserted or unasserted claims, interferences, oppositions or demands of any Third Party against the Technology or the Trademarks in existence as of the Effective Date; and (ii) to the knowledge of the Company, the Parties' practice of any invention claimed in the Patents or the exercise of any rights to the Technology or the Trademarks as contemplated by this Agreement will not infringe any patent or other intellectual property right of any Third Party;

          (c) To the knowledge of the Company, the Company has rights to all of the Know-How in existence on the Effective Date and the right to grant all rights with respect thereto granted to ERS pursuant to this Agreement;

          (d) To the knowledge of the Company, ERS's use of the Compounds and the Products in the Field, in accordance with the terms of this Agreement, would not infringe upon or conflict with any patent or other proprietary rights in the Territory of any Third Party; and

          (e) To the knowledge of the Company, all of the data and information provided to ERS or BMS by the Company relating to the Technology and the Trademarks is accurate and complete in all material respects and contains no material errors or omissions.

     11.3 Representations and Warranties of ERS and BMS. Only to the extent the Company's representations and warranties set forth in Section 11.2(e) are true and correct, each of BMS and ERS represents and warrants to the Company, as of the Effective Date, that it has utilized its own scientific, marketing and distribution expertise and experience to analyze and evaluate both the scientific and commercial value of the Compound and Product and has solely relied on such analysis and evaluations in deciding to enter into this Agreement.


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Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     11.4 Representations and Warranties of BMS . BMS represents and warrants to the Company, as of the Effective Date, that ERS is a wholly owned subsidiary of BMS and that ERS owns or controls all or substantially all of BMS's pharmaceutical business in the U.S.

12. RECALL; INDEMNIFICATION.

     12.1 Investigation; Recall. In the event that the Regulatory Authority in any country in the Territory shall allege or prove that a Product does not comply with applicable rules and regulations in such country, ERS shall notify the Company immediately. The JCC shall conduct any appropriate investigation and shall make a determination as to the disposition of any such matter. If ERS is required or if the JCC should deem it appropriate to recall any Product, the Company and ERS shall bear the costs and expenses associated with such recall, in North America in the proportion of 39% for the Company and 61% for ERS, and in Japan in the proportion for which such Party is entitled to receive Operating Profit or Loss, as the case may be, unless: (i) the predominant cause of such recall results from or also constitutes the Company's breach of its representation and/or warranty set forth in Section 11.2(e) and/or ERS's reliance upon such breached representation and/or warranty, or unless the predominant cause of such recall results from the Company's willful wrongdoing or negligence, in each such case the Company shall bear all costs and expenses associated with such recall; or (ii) the predominant cause of such recall results from ERS's willful wrongdoing or negligence, in which case ERS shall bear all costs and expenses associated with such recall.

     12.2 Indemnification by ERS and BMS. ERS and BMS shall indemnify, defend and hold harmless the Company and its Affiliates, and their respective directors, officers, employees and agents, from and against any and all liabilities, damages, losses, costs and expenses (including the reasonable fees of attorneys and other professionals) to the extent arising out of or resulting from:

          (a) negligence, recklessness or wrongful intentional acts or omissions of ERS or its Affiliates, and their respective directors, officers, employees and agents, in connection with the work performed by ERS or BMS under the Clinical Development Plans or the fulfillment of ERS's or BMS's obligations under the Marketing Plans;

          (b) any manufacture, use, distribution or sale of the Products by ERS or its Affiliates or due to any negligence, recklessness, or wrongful intentional acts or omissions by or strict liability of, ERS or its Affiliates and their respective directors, officers, employees and agents.; or

          (c) any breach of any representation or warranty made by ERS or BMS under Sections 11.1, 11.3 or 11.4.

     12.3 Indemnification by the Company. The Company shall indemnify, defend and hold harmless ERS, BMS and their respective Affiliates, and their respective directors, officers, employees and agents, from and against any and all liabilities, damages, losses, costs and expenses (including the reasonable fees of attorneys and other professionals) to the extent arising out of or resulting from:

          (a) negligence, recklessness or wrongful intentional acts or omissions of the Company or its Affiliates, and their respective directors, officers, employees and agents, in connection with the Company's fulfillment of its obligations under the Clinical Development Plans or the fulfillment of the Company's rights or obligations under the Marketing Plans;


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Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


          (b)  failure  of API to meet the  Specifications  and/or  applicable
Manufacturing Standards or use of Products or promotion of Products not in conformity with Product labeling, by the Company or its Affiliates, or due to any negligence, recklessness or wrongful intentional acts or omissions by, or strict liability of, the Company or its Affiliates, and their respective directors, officers, employees and agents; or

          (c) any breach of any representation or warranty made by the Company under Section 11.1 or 11.2.

     12.4 Notice of Indemnification. In the event that any Person (an "Indemnitee") entitled to indemnification under Section 12.2 or 12.3 is seeking such indemnification, such Indemnitee shall inform the indemnifying Party of the claim as soon as reasonably practicable after such Indemnitee receives notice of such claim, shall permit the indemnifying Party to assume direction and control of the defense of the claim (including the sole right to settle it at the sole discretion of the indemnifying Party, provided that such settlement does not impose any obligation on, or otherwise adversely affect, the Indemnitee or any of the other Parties) and shall cooperate as requested (at the expense of the indemnifying Party) in the defense of the claim.

     12.5 Complete Indemnification. As the Parties intend complete indemnification, all costs and expenses incurred by an Indemnitee in connection with enforcement of Sections 12.2 and 12.3 shall also be reimbursed by the indemnifying Party.

13.  TERM; TERMINATION.

     13.1 Term. This Agreement shall become effective as of the Effective Date and, unless earlier terminated pursuant to the other provisions of this Section 13, shall expire as follows:

          (a) As to each Product in each country in the Territory, this Agreement shall expire on the later of: (i) the seventeenth (17th) anniversary of the Effective Date, or (ii) the date on which the sale of such Product ceases to be covered by Valid Claim in such country.

          (b) This Agreement shall expire in its entirety upon the expiration of this Agreement with respect to all Products in all countries in the Territory pursuant to Section 13.1(a).

13.2  Termination for Cause.

          (a) The Company may, without prejudice to any other remedies available to it at law or in equity, terminate this Agreement in the event that either BMS or ERS (as used in this subsection, the "Breaching Party") shall have materially breached or defaulted in the performance of any of its material obligations hereunder, and such default shall have continued for 60 days after written notice thereof was provided to the Breaching Party by the Company (or, if such default cannot be cured within such 60-day period, if the Breaching Party does not commence and diligently continue actions to cure such default during such 60-day period). Any such termination shall become effective at the end of such 60-day period unless the Breaching Party has cured any such breach or default prior to the expiration of such 60-day period (or, if such default cannot be cured within such 60-day period, if the Breaching Party has commenced and diligently continued actions to cure such default). The right of the Company to terminate this Agreement, as provided in this


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Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


Section 13.2(a) shall not be affected in any way by its waiver or failure to take action with respect to any previous default.

          (b) ERS or BMS (as used in this subsection, the "Non-Breaching Party") may, without prejudice to any other remedies available to them at law or in equity, terminate this Agreement in the event the Company shall have materially breached or defaulted in the performance of any of its material obligations hereunder, and such default shall have continued for 60 days after written notice thereof was provided to the Company by the Non-Breaching Party (or, if such default cannot be cured within such 60-day period, if the Company does not commence and diligently continue actions to cure such default during such 60-day period). Any such termination shall become effective at the end of such 60-day period unless the Company has cured any such breach or default prior to the expiration of such 60-day period (or, if such default cannot be cured within such 60-day period, if the Company has commenced and diligently continued actions to cure such default). The right of either ERS or BMS to terminate this Agreement, as provided in this Section 13.2(b) shall not be affected in any way by such Party's waiver or failure to take action with respect to any previous default.

     13.3 Termination by ERS . ERS shall have the right, upon six months' prior written notice to the Company setting forth the reasons therefor, to have the JEC determine whether or not there exists a significant concern regarding a regulatory or patient safety issue that would seriously impact the long term viability of all Products. If the JEC can not reach agreement regarding such a question, then the matter shall be resolved in accordance with the Accelerated Arbitration Provisions of Section 16.13(b). The Agreement shall immediately terminate upon a finding by the JEC or arbitrators, as the case may be, that there exists a significant concern regarding a regulatory or patient safety issue that would seriously impact the long term viability of all Products.

     13.4 Termination by the Company. The Company shall have the right to terminate this Agreement effective immediately if: (i) (A) the Offer is not consummated on or before the Termination Date and (B) as of the Termination Date the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall not have expired or been terminated, or (ii) (A) the Offer is not consummated on or before the Termination Date and (B) there exists on the Termination Date an Antitrust Injunction; or (iii) BMS and Acquisition Subsidiary shall have failed to commence the Offer in the time required by the Acquisition Agreement; or
(iv) all of the conditions to the Offer set forth in the Acquisition Agreement shall have been satisfied and Acquisition Subsidiary shall have failed to accept for payment or pay for Shares tendered in the Offer as required by the terms of the Acquisition Agreement.

     13.5 Termination in Connection With Additional Studies. If, pursuant to Section 4.8, the PDC does not receive the approval of the JEC to undertake the additional clinical studies required by the FDA within 90 days of making its formal recommendation of its conclusions to the JEC, then any Party may terminate this Agreement effective immediately upon giving the other Parties notice of such termination.

     13.6 Effect of Expiration or Termination. If this Agreement expires pursuant to its terms or is terminated by any Party pursuant to this
Section 13, in addition to any other remedies available to the Parties at law or in equity: (i) ERS and BMS shall promptly transfer to the Company copies of all data, reports, records and materials in their possession or control that relate to the Products and return to the Company all relevant records and materials in their possession or control containing Confidential Information of the Company (provided that ERS and BMS may keep one copy of such


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Confidential  Information of the Company for archival  purposes only); (ii)
ERS and BMS shall transfer to the Company,  or shall cause its  designee(s)
to  transfer  to  the  Company,   ownership   of  all  INDs,   Registration
Applications, Registrations and other regulatory filings made or filed for such Products (to the extent that any are held in ERS's, BMS's or such designee(s)'s name), if permitted by applicable laws and regulations; and
(iii) the Company shall promptly return to ERS all relevant records and materials in the Company's possession or control containing Confidential Information of ERS or BMS (provided that the Company may keep one copy of such Confidential Information of ERS and BMS for archival purposes only).

     13.7  Accrued Rights; Surviving Obligations.

          (a) Termination, relinquishment or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of any Party prior to such termination, relinquishment or expiration. Such termination, relinquishment or expiration shall not relieve any Party from obligations which are expressly indicated to survive termination or expiration of this Agreement. All obligations which are not expressly indicated to survive termination or expiration of this Agreement shall terminate upon the termination or expiration of this Agreement.

          (b) All of the Parties' rights and obligations under, and/or the provisions contained in, Sections 1, 3.3(unless ERS or BMS terminates this Agreement pursuant to Section 13.2(b)), 4.10, 6.2(b), 7, 9.1, 9.3, 9.4,
10.3,  10.4,  10.5,  10.6,  12, 13.6,  13.7,  15.2(only to the extent ERS's obligations under this Agreement survive termination), and 16 shall survive termination, relinquishment or expiration of this Agreement.

14.  FORCE MAJEURE.

     14.1 Events of Force Majeure. None of the Parties shall be held liable or responsible to the other Parties nor be deemed to be in default under, or in breach of any provision of, this Agreement for failure or delay in fulfilling or performing any obligation of this Agreement when such failure or delay is due to force majeure, and without the fault or negligence of the Party so failing or delaying. For purposes of this Agreement, force majeure is defined as causes beyond the control of the Party, including, without limitation, acts of God; acts, regulations, or laws of any government; war; civil commotion; destruction of production facilities or materials by fire, flood, earthquake, explosion or storm; labor disturbances; epidemic; and failure of public utilities or common carriers. In such event the Company or ERS, as the case may be, shall immediately notify the other Parties of such inability and of the period for which such inability is expected to continue. The Party giving such notice shall thereupon be excused from such of its obligations under this Agreement as it is thereby disabled from performing for so long as it is so disabled and the 30 days thereafter. To the extent possible, each Party shall use reasonable efforts to minimize the duration of any force majeure

15.  ADDITIONAL COVENANTS OF BMS AND BMS GUARANTEE.

     15.1 Additional Covenants of BMS. BMS hereby agrees that for so long as ERS is a party to this Agreement (and ERS's rights and obligations under this Agreement have not been assigned in accordance with Section 16.2), ERS will remain a wholly owned subsidiary of BMS. Each of BMS and ERS hereby agree that in the event that BMS or ERS sells, assigns or otherwise transfers all or substantially all of the pharmaceutical business or pharmaceutical oncology business (or control thereof) held by BMS or ERS to any other Person, all of BMS's and ERS's, as the case may be, rights and obligations under this Agreement shall be included in such transfer and the transferee shall agree


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in writing to be bound by the terms of this Agreement in form and substance satisfactory to the Company (and such transfer shall otherwise be in accordance with Section 16.2).

     15.2 BMS Guarantee BMS hereby irrevocably and unconditionally guarantees to the Company the prompt and full discharge by ERS of all of ERS's covenants, agreements, obligations and liabilities under this Agreement including, without limitation, the due and punctual payment of all amounts which are or may become due and payable by ERS hereunder when and as the same shall become due and payable (collectively, the "ERS Obligations"), in accordance with the terms hereof. BMS acknowledges and agrees that, with respect to all ERS Obligations to pay money, such guaranty shall be a guaranty of payment and performance and not of collection and shall not be conditioned or contingent upon the pursuit of any remedies against ERS. If ERS shall default in the due and punctual performance of any ERS Obligation, including the full and timely payment of any amount due and payable pursuant to any ERS Obligation, BMS will forthwith perform or cause to be performed such ERS Obligation and will forthwith make full payment of any amount due with respect thereto at its sole cost and expense.

16.  MISCELLANEOUS.

     16.1 Relationship of Parties. Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, employer-employee or joint venture relationship between the Parties. No Party shall incur any debts or make any commitments for the other, except to the extent, if at all, specifically provided herein.

     16.2 Assignment. No Party shall be entitled to assign its rights or delegate its obligations hereunder without the express written consent of the other Parties hereto, except that (i) ERS may assign its rights and transfer its duties hereunder, without the consent of the Company, (A) to a directly or indirectly wholly-owned subsidiary of BMS, or (B) to the extent that such rights and duties solely relate to Japan, to a directly or indirectly majority-owned subsidiary of BMS (provided that, in the case of (A) and (B), such subsidiary remains so owned, BMS guarantees the obligations of such subsidiary under this Agreement in form and substance satisfactory to the Company, and no such assignment shall relieve BMS or ERS of any of its obligations under this Agreement), (ii) each of BMS and ERS may assign its rights and transfer its duties hereunder, without the consent of the Company to any assignee of all or substantially all of BMS's business (or that portion of its overall business of which this Agreement is a part (e.g. all of its pharmaceutical business, its pharmaceutical oncology business)) or in the event of BMS's merger, consolidation or involvement in a similar transaction; provided that, in the case of (i) or
(ii), the assignee agrees in writing to be bound by the terms of this Agreement; and (iii) the Company may assign its rights and transfer its duties hereunder, without the consent of ERS or BMS, to (A) a directly or indirectly wholly-owned subsidiary of the Company (provided that such subsidiary remains so owned, the Company guarantees the obligations of such subsidiary under this Agreement in form and substance satisfactory to BMS, and no such assignment shall relieve the Company of any of its obligations under this Agreement), or (B) to any assignee of all or substantially all of its business (or that portion of its overall business of which this Agreement is a part (e.g. all of its pharmaceutical business, its pharmaceutical oncology business)) or in the event of the Company's merger, consolidation or involvement in a similar transaction, subject to Section 6.4; provided that, in the case of (A) or (B), the assignee agrees in writing to be bound by the terms of this Agreement. No assignment or transfer shall be valid or effective unless done in accordance with this
Section 16.2.

     16.3 Books and Records. Any books and records to be maintained under this Agreement by a Party or its Affiliates shall be maintained in accordance with GAAP.


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Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     16.4 Further Actions. Solely to the extent necessary to allow any Party to use it rights and perform its obligations under this Agreement, each Party hereby grants to the other Parties and their Affiliates the rights to use the Patents, Know-How and ERS Inventions (as applicable) in the Territory in accordance with this Agreement. Each Party shall execute, acknowledge and deliver such further instruments, and do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

     16.5 Notice.

          (a) Any notice, request or other communication required or permitted to be given under or in connection with this Agreement shall be deemed to have been sufficiently given if in writing and personally delivered or sent by certified mail (return receipt requested), facsimile transmission (receipt verified), or overnight express courier service (signature required), prepaid, to the Party for which such notice is intended, at the address set forth for such Party below:

               In the case of the Company, to:

                        ImClone Systems Incorporated
                        180 Varick Street
                        New York, New York 10014
                        Attention: John B. Landes, General Counsel
                        Facsimile No: (1 212) 645-2770
                        Telephone No.:(1 212) 645-1405


               With a copy to:

                        Davis Polk Wardwell
                        450 Lexington Avenue
                        New York, NY 10017
                        Attention: Phillip R. Mills, Esq.
                        Facsimile No: (1 212) 450-4800
                        Telephone No.:(1 212) 450-4000


               In the case of BMS or ERS, to:

                        Bristol-Myers Squibb Company
                        P.O.  Box 4000
                        Route 206 & Province Line Road
                        Princeton, NJ 08543-4000 USA

                        Attention:  Vice President and Senior Counsel,
                                    Pharmaceutical Research Institute, and
                                    Worldwide Franchise Management and
                                    Business Development

                        Facsimile:  (1 609) 252-4232
                        Attention:  Vice President, Alliance Management


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Confidential   treatment   requested  by   Bristol-Myers   Squibb  Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


                        Facsimile:  (1 609) 252-7235

     or to such other address for such Parties as it shall have specified by like notice to the other Parties, provided that notices of a change of address shall be effective only upon receipt thereof. Except where the express language of this Agreement indicates that BMS (and not ERS) is to be given notice, delivered materials and information or consulted with, notice given to, delivery of materials and information to or consultations with ERS hereunder shall be deemed to have been given, delivered, and made, as the case may be, with each of BMS and ERS. If delivered personally or by facsimile transmission, the date of delivery shall be deemed to be the date on which such notice or request was given. If sent by overnight express courier service, the date of delivery shall be deemed to be the next business day after such notice or request was deposited with such service. If sent by certified mail, the date of delivery shall be deemed to be the third business day after such notice or request was deposited with the U.S. Postal Service.

     16.6 Use of Name. Except as otherwise provided herein, the Company, on the one hand, and ERS and BMS, on the other hand, shall not have any right, express or implied, to use in any manner the name or other designation of the other or any other trade name, trademark or logos of the other (including, without limitation, the Trademarks) for any purpose in connection with the performance of this Agreement.

     16.7 Public Announcements. Except as permitted by Section 10.4, none of the Parties shall make any public announcement concerning this Agreement or the subject matter hereof without first consulting with the other Parties and providing such Party with a reasonable opportunity to comment on such proposed public announcement.

     16.8 Waiver. A waiver by any Party of any of the terms and conditions of this Agreement in any instance shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach hereof. All rights, remedies, undertakings, obligations and agreements contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of any Party.

     16.9 Compliance with Law. Nothing in this Agreement shall be deemed to permit a Party to export, reexport or otherwise transfer any Product sold under this Agreement without compliance with applicable laws.

     16.10 Severability. When possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

     16.11 Amendment. No amendment, modification or supplement of any provisions of this Agreement shall be valid or effective unless made in writing and signed by a duly authorized officer of each Party.

     16.12 Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to conflicts of law principles.


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Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     16.13 Arbitration.

          (a) Except as expressly otherwise provided in this Agreement, any dispute arising out of or relating to the interpretation of any provisions of this Agreement or the failure of any Party to perform or comply with any obligations or conditions applicable to such Party pursuant to this Agreement shall be finally settled by arbitration under the then current commercial arbitration rules of the American Arbitration Association in accordance with the terms set forth in this Section 16.13(a):

               (i) The place of arbitration of any dispute shall be New York, New York. Such arbitration shall be conducted by three arbitrators, one appointed by each of ERS and the Company and the third selected by the first two appointed arbitrators. Each arbitrator shall be a person with relevant experience in the pharmaceutical industry. ERS and the Company shall instruct such arbitrators to render a determination of any such dispute within four months after the appointment of the third arbitrator.

               (ii) Any award rendered by the arbitrators shall be final and binding upon the Parties. Judgment upon any award rendered may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be. Each Party shall pay its own expenses of arbitration, and the expenses of the arbitrators shall be equally shared between ERS and the Company unless the arbitrators assess as part of their award all or any part of the arbitration expenses of a Party or Parties (including reasonable attorneys' fees) against the other Party or Parties, as the case may be.

               (iii) This Section 16.13(a) shall not prohibit a Party from seeking injunctive relief from a court of competent jurisdiction in the event of a breach or prospective breach of this Agreement by any other Party which would cause irreparable harm to the first Party.

          (b) Whenever a dispute arising out of or relating to the interpretation of any provisions of this Agreement or the failure of any Party to perform or comply with any obligations or conditions applicable to such Party pursuant to this Agreement arises and such dispute is expressly designated as one to be resolved through the Accelerated Arbitration Provisions, then such dispute shall be finally settled by arbitration under the then current expedited procedures applicable to the then current commercial arbitration rules of the American Arbitration Association in accordance with the terms set forth in this subsection (b) (the "Accelerated Arbitration Provisions"):

               (i) The place of arbitration of any dispute shall be New York, New York. Such arbitration shall be conducted by three arbitrators, one appointed by each of ERS and the Company and the third selected by the first two appointed arbitrators. Each arbitrator shall be a person with relevant experience in the pharmaceutical industry. ERS and the Company shall instruct such arbitrators to render a determination of any such dispute within 15 business days after the appointment of the third arbitrator. ERS and the Company must make their respective appointments within five business days of notice being given to a Party by the other Parties of its intention to resolve such dispute through these arbitration provisions. Such appointed arbitrators must select the third arbitrator within five business days of the last to occur of their respective appointments. The dispute shall be resolved by submission of documents unless the arbitration panel determines that an oral hearing is necessary. The arbitration panel shall, within the overall 15 business day time


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Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


constraint, determine what shall be conclusively deemed to be fair and appropriate deadlines for submitting documents and dates, if any, of oral hearings.

               (ii) Any award rendered by the arbitrators shall be final and binding upon the Parties. Judgment upon any award rendered may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be. Each Party shall pay its own expenses of arbitration, and the expenses of the arbitrators shall be equally shared between ERS and the Company unless the arbitrators assess as part of their award all or any part of the arbitration expenses of a Party or Parties (including reasonable attorneys' fees) against the other Party or Parties, as the case may be.

               (iii) This Section 16.13(b) shall not prohibit a Party from seeking injunctive relief from a court of competent jurisdiction in the event of a breach or prospective breach of this Agreement by any other Party which would cause irreparable harm to the first Party.

     16.14 Entire Agreement. This Agreement, the disclosure letter referenced in Section 11.2, the Confidentiality Agreement (as defined in the Acquisition Agreement), the Acquisition Agreement and the Stockholder Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter of this Agreement.

     16.15 Parties in Interest. All of the terms and provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties hereto and their respective permitted successors and assigns.

     16.16 Descriptive Headings. The descriptive headings of this Agreement are for convenience only, and shall be of no force or effect in construing or interpreting any of the provisions of this Agreement.

     16.17 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, any one of which need not contain the signature of more than one Party but all such counterparts taken together shall constitute one and the same agreement.

                                    ***


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Confidential   treatment   requested  by   Bristol-Myers   Squibb  Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.



          IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its duly authorized representative as of the day and year first above written.

                               IMCLONE SYSTEMS INCORPORATED

                               By:       /S/ Samuel D. Waksal
                                  ---------------------------------------------

                               Name:     Samuel D. Waksal
                                    -------------------------------------------

                               Title:    President and Chief Executive Officer
                                     ------------------------------------------



                               E. R. SQUIBB & SONS, LLC

                               By:       /S/ Charles Linzner
                                  ---------------------------------------------

                               Name:     Charles Linzner
                                    -------------------------------------------

                               Title:    Vice President and Senior Counsel
                                     ------------------------------------------



                               BRISTOL-MYERS SQUIBB COMPANY

                               By:       /S/ Brian Markison
                                  ---------------------------------------------

                               Name:     Brian Markison
                                    -------------------------------------------

                               Title:    Senior Vice President
                                     ------------------------------------------


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Confidential   treatment   requested  by   Bristol-Myers   Squibb  Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


                                 Exhibit 1.13

                             BASE CASE PROJECTIONS

SEE THE ATTACHED TABLES.


                                                                                               Exhibit 1.13 Base Case Projections

PROJECT ICE
C225 SALES SUMMARY
UNITED STATES & JAPAN
$Millions


Base Case           2002   2003   2004   2005   2006   2007   2008   2009   2010   2011   2012   2013   2014   2015   2016   2017
---------           ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
UNITED STATES       [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
  - % change        [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

JAPAN (50%)         [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
  - % change        [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
---------------------------------------------------------------------------------------------------------------------------------

TOTAL               [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
  - % change        [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]



[**]

Confidential   treatment   requested  by   Bristol-Myers   Squibb  Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


                                 Exhibit 1.46

                             FINANCIAL APPENDIX

     This provides the definitions of certain financial terms applicable to the Parties for purposes of the Agreement; provided, however, that the definition of "Fully Burdened Manufacturing Costs" shall apply to ERS or the Company to the extent it manufactures any Product (or component thereof) under the Agreement and the definition of "Development Costs" shall apply to the development work of the Parties under the Agreement. All capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement, unless otherwise expressly provided herein. References in this Exhibit 1.46 to a "Party" or "Parties" shall be construed to mean ERS or the Company, as the case may be, and in every case shall be deemed to include the Party's Affiliates under the Agreement.

Principles of Reporting

     The presentation of results of operations of ERS in North America will be based on ERS's financial information for each Product presented separately by Product and on a consolidated basis across all Products in the reporting format depicted as follows:

--------------------------------------------- --------------------------------
North America                                         Total
--------------------------------------------- --------------------------------
Net Sales of [Product name / all Products]
--------------------------------------------- --------------------------------


     The presentation of results of operations of the Parties in Japan will be based on each Party's respective financial information for each Product presented separately, by Party and by Product, and on a consolidated basis, by Party (across all Products), by Product (across the Parties) and across all Products and the Parties, in the reporting format depicted as follows:

---------------------------- ---------------- ---------------- --------------
[**]                               ERS          The Company        Total

---------------------------- ---------------- ---------------- --------------
[**]
---------------------------- ---------------- ---------------- --------------
[**]
------------- -------------- ---------------- ---------------- --------------
[**]
---------------------------- ---------------- ---------------- --------------
              [**]
------------- -------------- ---------------- ---------------- --------------
              [**]
------------- -------------- ---------------- ---------------- --------------
              [**]
------------- -------------- ---------------- ---------------- --------------
              [**]
------------- -------------- ---------------- ---------------- --------------
              [**]
------------- -------------- ---------------- ---------------- --------------
              [**]
------------- -------------- ---------------- ---------------- --------------
[**]
---------------------------- ---------------- ---------------- --------------


     It is the intention of the Parties that the interpretation of these definitions will be consistent with GAAP.

         If necessary, a Party will make the appropriate adjustments to the financial information it supplies under the Agreement to conform to the above format of reporting results of operation.


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Confidential   treatment   requested  by   Bristol-Myers   Squibb  Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


Frequency of Reporting

     The fiscal year will be a calendar year.

     Reports of results compared to budget shall be made to the relevant Committee on a quarterly basis and on a year-to-date basis, for the entire Territory. After approval by the appropriate Committee as to amounts, such Committee shall forward the report to the JEC for its approval.

     ERS will be responsible for the preparation of consolidated reporting for Japan, calculation of the profit/loss sharing and determination of the cash settlement. ERS will provide the Finance Committee within 30 business days or receipt of each Party's financial information, a statement showing the consolidated results and calculations of the sharing of Operating Profit or Loss in Japan and cash settlement required in a format agreed to by the Parties.

Definitions

     "Allocable Overhead" means costs directly related to the [**] including, but not limited to, those which are attributable to [**].
Allocable Overhead shall not include any costs attributable to [**] including, by way of example, [**].

     "Cost of Goods Sold" means Fully Burdened Manufacturing Costs (as defined below) of each Party relating to Finished Product for sales in [**].

     "Development Costs"

     (a) In each of North America and Japan, "Development Costs" means the development costs incurred by each Party with respect to a Product in North America or Japan, as the case may be, from the Effective Date of the Agreement through the later of (i) the date of Registration (including thereafter costs to maintain or expand such Registration) of such Product in the Field in North America or Japan, as the case may be, or (ii) the date of termination of development efforts of such Product in the Field for which Registration is sought, as applicable in North America or Japan. Such costs shall comprise those costs required to obtain, maintain and/or expand the relevant authorization and/or ability to manufacture, formulate, fill, use, ship, sell and/or distribute such Product in commercial quantities to Third Parties in North America or Japan, as the case may be.

     (b) In each of North America and Japan, "Development Costs" shall include, without limitation, costs of research or development including costs of studies on the toxicological, pharmacokinetical, metabolical or clinical aspects of a Product conducted internally or by individual investigators or consultants necessary for the purpose of obtaining, maintaining and/or expanding marketing approval of a Product, costs for preparing, submitting, reviewing or developing data or information for the purpose of submission to a governmental authority to obtain, maintain and/or expand marketing approval of a Product, and applicable Allocable Overhead.

     (c) In each of North America and Japan, "Development Costs" shall also include, without


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Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


limitation, expenses for data management, statistical designs and studies, document preparation, and other administration expenses associated with the clinical testing program or post-marketing studies required to maintain product approvals.

     (d) In determining Development Costs chargeable under the Agreement, each Party will use its respective project accounting systems and will review and approve its respective project accounting systems and methodologies with the other Parties.

     "Distribution Costs" means the costs, including applicable Allocable Overhead, specifically identifiable to the distribution of a Product in North America or Japan, as the case may be, by a Party including customer services, collection of data about sales to hospitals and other end users, order entry, billing, shipping, bad debt, credit and collection and other such activities.

     "Fully Burdened Manufacturing Costs" of an item or items, including, without limitation, API or a Finished Product (in bulk or finished product form, as the case may be) means 100% of a Party's fully burdened manufacturing cost (as defined in the Party's generally accepted accounting policies consistently applied) which shall comprise the sum of:

     (a) For API:

     Cost of Raw Materials

          The purchase unit cost of raw materials multiplied by [**] including [**] and any [**].


     Direct Labor and Allocable Overhead Costs

          The cost of direct labor and manufacturing overhead resources consumed in the production process.

          Costs  will  include  any   efficiency,   activity  and  spending
     variances from standards as well as any underabsorbed overhead expenses incurred during the startup of the biologic operation for the Product or caused by subsequent evolution of the Product's volumes sold in North America or Japan, as the case may be, including, without limitation, process development, process improvement, scale-up, recovery, and qualification lots costs.

          Manufacturing overhead includes the following costs:

               Normal depreciation of building, machinery and equipment Plant management
               Plant services and utilities
               Plant maintenance
               Quality control at all stages


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Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


               Freight and storage costs at all stages
               Cost accounting and data processing services
               Any taxes and duties other than VAT and income tax

     (b) For the Processing of API into Finished Product:


     Cost of Raw Materials

          The purchase unit cost of any materials and packaging components necessary to make the finished goods (including, without limitation, the API) multiplied by the actual quantity consumed in the manufacturing process including any usage variance and any write-offs caused by obsolescence, accident and book-to-physical differences.

     Direct Labor and Overhead Costs

          The cost of direct labor and overhead resources consumed in the manufacturing process.

          Such costs will include any efficiency, activity and spending variances from standards as well as any unabsorbed overhead expenses caused by the start up of the dedicated manufacturing operation and/or by the evolution of the Product sales volume in North America or Japan, as the case may be.

          The manufacturing overhead will include:

               The normal depreciation of fixed assets
               The plant management
               The plant common services and utilities
               The plant maintenance
               The quality control at all stages
               The freight and storage costs at all stages
               The cost accounting and data processing services
               Any taxes and duties other than VAT and income tax

     "General and Administrative Costs" means costs chargeable to the Products relating to Product sales efforts of a Party in Japan equal to a portion of Net Sales set by the Finance Committee. The Finance Committee shall determine such portion by calculating ERS's general and administrative cost budget relating to Japan [**].

     "Gross Profit" means Net Sales in Japan less Cost of Goods Sold in Japan, for sales of Product by any Party to Third Parties in Japan.

     "Marketing Costs"


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Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


     For purposes of this definition of Marketing Costs, the "Applicable Region" shall mean (i) Japan, when "Marketing Costs" is used in reference to payments that are to be made in connection with Product sales in Japan, or (ii) the Territory, when "Marketing Costs" is used in reference to the Marketing Budget.

     (a) "Marketing Costs" means the direct or accrued costs of marketing, promotion, advertising, Product promotional materials, professional education, product related public relations, relationships with opinion leaders and professional societies, market research (before and after product approval), healthcare economics studies, post-marketing studies not required to maintain product approvals, and other similar activities, relating to Product sales efforts of a Party in the Applicable Region and approved by the JCC. Such costs of a Party will include [**].

     (b)  "Marketing  Costs"  shall  also  include,   without   limitation,
activities related to [**].

     (c)  "Marketing  Costs"  will   specifically   exclude  the  costs  of
activities which [**].

     "Net Sales" means the gross amount invoiced for sales of a Product by ERS or its Affiliates, in arm's length sales to Third Parties, commencing with the First Commercial Sale, less the following deductions from such gross amounts which are actually incurred, allowed, accrued or specifically allocated (ERS shall use commercially reasonable efforts to reconcile such amounts invoiced and deducted annually):

     (a) credits or allowances for damaged products, returns or rejections of Products and price adjustments;

     (b)  normal  and  customary  trade,   cash  and  quantity   discounts,
allowances  and  credits;

     (c)  chargeback  payments  and  rebates  (or the  equivalent  thereof)
granted to managed health care organizations or to federal, state/provincial, local and other governments, including their agencies, or to trade customers;

     (d) any invoiced freight, postage, shipping, insurance and other transportation charges (excluding such charges that are included in Distribution Costs); and

     (e) sales, value-added (to the extent not refundable in accordance with applicable law), and excise taxes, tariffs and duties, and other taxes directly related to the sale (but not including taxes assessed against the income derived from such sale).

     Net Sales shall not include sales among ERS and its Affiliates, but shall arise upon the sale by ERS or its Affiliates to unrelated Third Parties, such as end users, wholesalers and retailers. Net Sales, as set forth in this definition, shall be calculated applying, in accordance with GAAP, the standard accounting practices ERS customarily applies to other products sold by it.

     "Operating Profit or Loss" means Net Sales in Japan of all Products less the following items with respect to each Product sold in Japan or relating to Product sales efforts of a Party in Japan, all for a given period: [**].

     "Other Operating Income/Expense" means other operating income or expense from or to


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Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


Third Parties, relating to the manufacture or sales of Products by a Party in Japan or Product sales efforts of a Party in Japan, which is not part of the primary business activity being conducted by the Parties under this Agreement, but is considered and approved by the Finance Committee or the JEC as income or expense for purposes of this activity and is limited to the following, each of which is to be related to manufacturing or selling Products by a Party in Japan or Product sales efforts of a Party in Japan:

                                    [**]

The methodology used to determine the amount of each item set forth above shall be developed by the Finance Committee.

     "Sales Costs" means costs, including Allocable Overhead, approved by the JCC with the Marketing Budgets, incurred by the Parties or for their account and specifically identifiable to the sales efforts of Products to all markets in North America or Japan, as the case may be, including the managed care market.

     (a) "Sales Costs" shall include, without limitation, costs associated with sales representatives for Products in North America or Japan, as the case may be, including compensation, benefits and travel, supervision and training of such sales representatives, sales meetings, and other sales related expenses.

     (b) "Sales Costs" will not include the start-up costs associated with any Party's sales force relating to that Party's sales efforts in North America or Japan, as the case may be, including recruiting, relocation and other similar costs. the Company's sales costs shall not be included in profit/loss calculations.

Confidential   treatment   requested  by   Bristol-Myers   Squibb  Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


                                 Exhibit 1.68

                             LOW CASE PROJECTIONS

See the attached tables.


                                                                                                Exhibit 1.68 Low Case Projections

Project ICE
C225 Sales Summary
United States & Japan
$Millions



Low Case              2002   2003   2004   2005   2006   2007   2008   2009   2010   2011   2012   2013   2014   2015   2016  2017
                      ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----  ----
United States         [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]  [**]
  - % change          [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]  [**]

Japan (50%)           [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]  [**]
  - % change          [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]  [**]
----------------------------------------------------------------------------------------------------------------------------------

Total                 [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]  [**]
  - % change          [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]  [**]



[**]

Confidential   treatment   requested  by   Bristol-Myers   Squibb  Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


Exhibit 1.87

                                  PATENTS

TITLE:            Hybrid Cell Lines That Produce Monoclonal Antibodies to
                  Epidermal Growth Factor Receptor
INVENTOR(S):      Mendelsohn et al.
US PATENT NO.:    4,943,533
PRIORITY DATE:    March 9, 1987


TITLE:            Monoclonal Antibodies Specific to Human Epidermal Growth
                  Factor Receptor and Therapeutic Methods of Employing Same
INVENTOR(S):      Schlessinger et al.
US PATENT NO.:    6,217,866
PRIORITY DATE:    September 15, 1988
CA  PATENT NO:    1,340,417
JP SERIAL NO:     237397/1989


TITLE:            Antibody and Antibody Fragments for Inhibiting the
                  Growth of Tumors
INVENTOR(S):      Goldstein et al.
US SERIAL NO.:    08/973,065
PRIORITY DATE:    June 7, 1995
CA SERIAL NO:     2,222,231
JP SERIAL NO:     9-502046


TITLE:            Treatment of Human Tumors with Radiation and Inhibitors of
                  Growth Factor Receptor Tyrosine Kinases
INVENTOR(S):      Waksal et al.
US SERIAL NO.:    09/312,286
PRIORITY DATE:    May 15, 1998
CA SERIAL NO:     2,332,331
JP SERIAL NO:     2000-549641


TITLE:            Treatment of Refractory Human Tumors with Epidermal Growth
                  Factor Receptor Antagonists
INVENTOR(S):      Harlan W. Waksal
US SERIAL NOS.:   09/374,028; 09/840,146
PRIORITY DATE:    May 14, 1999
PCT APPL:         PCT/US00/11756
PCT FILED:        May 1, 2000, to be nationalized in Canada and Japan
                  November 14, 2001

Confidential   treatment   requested  by   Bristol-Myers   Squibb  Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


                                  Exhibit 2.1

                JOINT EXECUTIVE COMMITTEE AND ALLIANCE MANAGERS

Initial Joint Executive Committee Members Designated by BMS:

         [**]

Initial Alliance Manager Designated by BMS and ERS:

         [**]

Initial Joint Executive Committee Members Designated by the Company:

         [**]

Initial Alliance Manager Designated by the Company:

                          ----------------------

Confidential   treatment   requested  by   Bristol-Myers   Squibb  Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


                              Exhibit 4.3(A)

                              CLINICAL BUDGET

See the attached tables.


                                                                                                       Exhibit 4.3A Clinical Budget


PROJECT ICE
CLINICAL SPENDING
$MILLIONS

                        2001  2002  2003  2004  2005  2006  2007  2008  2009  2010  2011  2012  2013  2014  2015  2016  2017  Total
                        ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  -----
                        [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
REGISTRATIONAL STUDIES  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
(PRECLINICAL TO
PHASE III)
  U.S.                  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
  Japan                 [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]



NON-REGISTRATIONAL
STUDIES                 [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
(PHASE IV)
  U.S.                  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]
  Japan                 [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]



Confidential   treatment   requested  by   Bristol-Myers   Squibb  Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


                                Exhibit 4.3(B)

                SUMMARY CLINICAL DEVELOPMENT PLAN FOR 2001-2004

                             Exhibit 4.3B Summary Clinical Development Plan


PRI
CLINICAL DEVELOPMENT PLAN - C225
-----------------------------------------------------------------------------

  Studies                             Patients         Start         End
  -------                             --------         -----         ---

  [**]                                [**]              [**]         [**]

Confidential   treatment   requested  by   Bristol-Myers   Squibb  Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


                                Exhibit 5.2(A)

                        MARKETING BUDGET FOR 2001-2004

See the attached tables.

                                                 Exhibit 5.2A Marketing Budget


          PROJECT ICE - MARKETING BUDGET FOR 2001-2004
          BASE CASE DME SPENDING
          $Millions

                                             2001    2002   2003   2004
                                             ----    ----   ----   ----

          TOTAL A&P                          [**]    [**]   [**]   [**]
             U.S.                            [**]    [**]   [**]   [**]
             Japan                           [**]    [**]   [**]   [**]

          DISTRIBUTION & OTHER FEES          [**]    [**]   [**]   [**]

          TOTAL SALES FORCE(1)               [**]    [**]   [**]   [**]
             U.S.                            [**]    [**]   [**]   [**]
             Japan                           [**]    [**]   [**]   [**]
          # Reps                             [**]    [**]   [**]   [**]



[**]

Confidential   treatment   requested  by   Bristol-Myers   Squibb  Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.



Exhibit 5.2(B)

                   INDICATIVE MARKETING BUDGET FOR 2005-2017


                                                                                      Exhibit 5.2B Indicative Marketing Budget

PROJECT ICE - INDICATIVE MARKETING BUDGET FOR 2005-2017
BASE CASE DME SPENDING
$Millions

                                2005   2006   2007   2008   2009   2010   2011   2012   2013   2014   2015   2016   2017
                                ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----

TOTAL A&P                       [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
   U.S.                         [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
   Japan                        [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

DISTRIBUTION & Other Fees       [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

TOTAL SALES FORCE(1)            [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
   U.S.                         [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
   Japan                        [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
# Reps                          [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]


[**]

Confidential   treatment   requested  by   Bristol-Myers   Squibb  Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


                              Exhibit 8.12(B)(i)

                       BASE CASE CLINICAL SUPPLY AMOUNT


                                                                                               Exhibit 8.12(B)(i)

C225 VOLUME NEED FOR CLINICAL PLAN
------------------------------------------------------------------------------------------------------------------
Kilograms

                                                           Year
------------------------------------------------------------------------------------------------------------------
                            2001      2002      2003      2004      2005       2006      2007      2008      Total

US/EU   Total - US/EU       [**]      [**]      [**]      [**]      [**]       [**]      [**]      [**]      [**]

JAPAN   Total - Japan       [**]      [**]      [**]      [**]      [**]       [**]      [**]      [**]      [**]
        --------------
        GRAND TOTAL (kgs)   [**]      [**]      [**]      [**]      [**]       [**]      [**]      [**]      [**]



Confidential   treatment   requested  by   Bristol-Myers   Squibb  Company,
Bristol-Myers Squibb Biologics Company and ImClone Systems Incorporated.


                              Exhibit 8.12(B)(ii)

                      BASE CASE COMMERCIAL SUPPLY AMOUNT


                                                                                                               Exhibit 8.12(B)(ii)

PROJECT ICE
C225 COMMERCIAL VOLUME SUMMARY
UNITED STATES & JAPAN
Kilograms

-----------------------------------------------------------------------------------------------------------------------------------
BASE CASE            2002   2003   2004   2005   2006   2007   2008   2009   2010   2011   2012   2013   2014   2015   2016    2017
---------            ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----    ----
UNITED STATES  [**]  [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]    [**]
               [**]  [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]    [**]

JAPAN          [**]  [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]    [**]
               [**]  [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]    [**]


TOTAL          [**]  [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]    [**]
               [**]  [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]    [**]


NOTES:

       [**]
